FOSTER'S GROUP

ASX RELEASE

09046741

The following release was made to the Australian Securities Exchange Limited today:

"Notice of change of interests of substantial holder"

Released: 10 August 2009

Pages: 3
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

JW 8/12

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	FOSTERS GROUP LIMITED
ACN/ARSN	007 620 886

1. Details of substantial holder (1)

Name	MONDRIAN INVESTMENT PARTNERS LIMITED (In capacity of Fund Manager)
ACN/ARSN (if applicable)	

There was a change in the interests of the substantial holder on	06/08/2009
The previous notice was given to the company on	24/09/2004
The previous notice was dated	24/09/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORDA$1	146,762,604	7.34%	119,348,986	6.19%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	N/A	N/A	N/A	119,348,986	N/A

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
N/A	N/A	N/A	N/A	N/A	N/A

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MONDRIAN INVESTMENT PARTNERS LIMITED	5th Floor, 10 Gresham Street, London, EC2V 7JD, United Kingdom

Signature

print name JOHN L BARRETT capacity CHIEF COMPLIANCE OFFICER

sign here date 07/09/2009

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

FOSTER'S GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Notice of initial substantial holder (Deutsche Bank AG)"

Released: 10 August 2009

Pages: 17
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FACSIMILE

Deutsche Bank

Deutsche Bank AG
ABN 13 064 165 162
Divisional Functions
Deutsche Bank Place
Level 16, corner of Hunter & Phillip Streets
Sydney NSW 2000 Australia
GPO Box 7033 Sydney NSW 2001

Tel: 61 2 8258 1234
Fax: 61 2 8258 2223

To:	Company Secretary Foster's Group Limited
Fax No:	(03) 9633 2002
Copy:	Company Announcements Office Australian Stock Exchange (via ASX Online or fax 1900 999 279)
From:	Fonnie Mak, Vice President
Pages:	16 (incl. this page)
Subject:	**Substantial Shareholder Notice**

10 August 2009

Attached is a copy of a Substantial Holding Notice we have lodged today with the ASX.

The originals were posted to you today.

Fonnie Mak
Positions Reporting & Monitoring
Compliance Operations
Australia & New Zealand

Form 603
Corporations Act
Section 671B

Notice of initial substantial holder

To: **Foster's Group Limited**
77 Southbank Boulevard
Southbank
Melbourne
VIC 3006

ABN 49 007 620 886

To: **Australian Stock Exchange Limited**

1. Details of substantial shareholder

Name and ABN: Deutsche Bank AG (ABN 13 064 165 162) and its related bodies corporate (together, the "Deutsche Bank Group" became a substantial shareholder on **5 Aug 2009.**

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date of the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary shares (including ADRs)	99,318,826	99,318,826	5.15%
Ordinary shares in which a derivative interest is held	Not applicable	564,243	0.03%
Total		99,883,069	5.18%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities (ordinary shares unless stated)
Deutsche Securities Australia Limited and each of its holding companies in the Deutsche Bank Group.	In its capacity as stockbroker, stock borrower, stock lender and in various other related capacities. Each holding company of Deutsche Securities Australia Limited, including Deutsche Bank, is deemed to have the same relevant interest.	90,418,603 564,243 ordinary shares in which a derivative interest is held
Deutsche Bank AG London Branch or other foreign member of the group and each of their holding companies in the Deutsche Bank Group.	In its capacity as stockbroker, stock borrower, stock lender, and in various other related capacities. Each holding company of Deutsche Bank AG London Branch or other relevant foreign member of the Deutsche Bank Group, including Deutsche Bank, is deemed to have the same relevant interest.	8,235,267

Holder of relevant interest	Nature of relevant interest	Class and number of securities (ordinary shares unless stated)
Abbey Life Assurance Company Limited or other foreign members of the group and each of their holding companies in the Deutsche Bank Group.	In its capacity as Principal or in various other related capacities.	386,544
Deutsche Investment Management Americas Inc or other foreign members of the group and each of their holding companies in the Deutsche Bank Group.	In its capacity as investment manager or in various other related capacities. Each holding company of Deutsche Investment Management Americas Inc or other relevant foreign member of the Deutsche Bank Group, including Deutsche Bank, is deemed to have the same relevant interest.	187,897
DWS Investment S.A. Luxemburg or other foreign members of the group and each of their holding companies in the Deutsche Bank Group	In its capacity as investment manager or in various other related capacities. Each holding company of DWS Investment S.A. Luxemburg or other relevant foreign member of the Deutsche Bank Group, including Deutsche Bank, is deemed to have the same relevant interest.	11,619
Deutsche Bank Trust Company Americas or other foreign members of the group and each of their holding companies in the Deutsche Bank Group	In its capacity as investment manager or in various other related capacities. Each holding company of Deutsche Bank Trust Company Americas or other relevant foreign member of the Deutsche Bank Group, including Deutsche Bank, is deemed to have the same relevant interest.	17,801 plus 1,544 ADRs
Deutsche Asset Management Investmentgesellschaft mbH or other foreign members of the group and each of their holding companies in the Deutsche Bank Group	In its capacity as investment manager or in various other related capacities. Each holding company of Deutsche Asset Management Investmentgesellschaft mbH or other relevant foreign member of the Deutsche Bank Group, including Deutsche Bank, is deemed to have the same relevant interest.	17,500
Deutsche Asset Management International GmbH or other foreign members of the group and each of their holding companies in the Deutsche Bank Group.	In its capacity as investment manager or in various other related capacities. Each holding company of Deutsche Asset Management International GmbH or other relevant foreign member of the Deutsche Bank Group, including Deutsche Bank, is deemed to have the same relevant interest.	24,880
Deutsche Asset Management (Japan) or other foreign members of the group and each of their holding companies in the Deutsche Bank Group.	In its capacity as investment manager or in various other related capacities. Each holding company of Deutsche Asset Management (Japan) or other relevant foreign member of the Deutsche Bank Group, including Deutsche Bank, is deemed to have the same relevant interest.	1,058
Deutsche Bank National Trust Company or other foreign member of the group and each of their holding companies in the Deutsche Bank Group.	In its capacity as fiduciary or in various other related capacities. Each Holding company of **Deutsche Bank National Trust Company**, including Deutsche Bank, is deemed to have the same relevant interest.	5,831 ADRs

Holder of relevant interest	Nature of relevant interest	Class and number of securities (ordinary shares unless stated)
Deutsche Bank Trust Company Delaware Company or other foreign member of the group and each of their holding companies in the Deutsche Bank Group.	In its capacity as fiduciary or in various other related capacities. Each Holding company of Deutsche Bank Trust Company Delaware Company, including Deutsche Bank, is deemed to have the same relevant interest.	8,876 ADRs
Deutsche Bank AG Sydney branch and each of its holding companies in the Deutsche Bank Group. Each Holding company of Deutsche Bank AG Sydney branch, including Deutsche Bank, is deemed to have the same relevant interest.	In its capacity as custodian under Investor Directed Portfolio Service agreements with individual clients. Exercise of disposal powers is subject to any client directions.	1,406

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities (ordinary shares unless stated)
Deutsche Bank AG London Branch or other foreign member of the group and each of their holding companies in the Deutsche Bank Group.	65,681 under ANZ Nominees Pty Ltd Remaining unknown at time of filing.	Deutsche Bank AG London Branch	8,235,267
Deutsche Securities Australia Limited and each of its holding companies in the Deutsche Bank Group.	74,060,716 under Pan Australian Nominees Pty Ltd; remaining unknown being executed trades pending settlement, and stock collateral received and stock lodged as collateral with various counterparties under unrelated stock borrowing & lending arrangements.	Pan Australian Nominees Pty Ltd Part of this relevant interest represents stock held resulting from outstanding stock collateral under stock borrowing and lending agreements attached as Schedule 2 to this Notice.	90,418,603
	Not available at time of filing	Not Known	Various options over 564,243 shares
Abbey Life Assurance Company Limited or other foreign member of the group and each of their holding companies in the Deutsche Bank Group.	Not available at time of filing	Not available at time of filing	386,544

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities (ordinary shares unless stated)
Deutsche Investment Management Americas Inc or other foreign members of the group and each of their holding companies in the Deutsche Bank Group.	Not available at time of filing	Not available at time of filing	187,897
DWS Investment S.A. Luxemburg or other foreign members of the group and each of their holding companies in the Deutsche Bank Group	Not available at time of filing	Not available at time of filing	11,619
Deutsche Asset Management Investmentgesellschaft mbH or other foreign members of the group and each of their holding companies in the Deutsche Bank Group	Not available at time of filing	Not available at time of filing	17,500
Deutsche Bank Trust Company Americas or other foreign members of the group and each of their holding companies in the Deutsche Bank Group	Not available at time of filing	Not available at time of filing	17,801 plus 1,544 ADRs
Deutsche Asset Management International GmbH or other foreign members of the group and each of their holding companies in the Deutsche Bank Group	Not available at time of filing	Not available at time of filing	24,880
Deutsche Asset Management (Japan) or other foreign members of the group and each of their holding companies in the Deutsche Bank Group.	Not available at time of filing	Not available at time of filing	1,058
Deutsche Bank National Trust Company or other foreign members of the group and each of their holding companies in the Deutsche Bank Group..	Not available at time of filing	Not available at time of filing	5,831 ADRs

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities (ordinary shares unless stated)
Deutsche Bank Trust Company Delaware Company or other foreign members of the group and each of their holding companies in the Deutsche Bank Group...	Not available at time of filing	Not available at time of filing	8,876 ADRs
Deutsche Bank AG Sydney branch and each of its holding companies in the Deutsche Bank Group.	HSBC Custody Nominees (Australia) Limited	**NGB P/L ATF NGB Superannuation**	1,406

5. Consideration
The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Refer to schedule 1.

6. Associates
N/A

7. Addresses
The addresses of persons named in this form are:

Name	Address
Deutsche Bank Group	C/- Level 16, Cnr Hunter & Phillip Streets, Sydney, New South Wales, 2000.

Signature

Name Fonnie Mak Date 10 August 2009

Schedule 1 to Form 603

Group Name	ASX Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL ORD	06-Apr-09	B	4	-20.16
DEUTSCHE SECURITIES	FGL ORD	06-Apr-09	B	105	-529.20
DEUTSCHE SECURITIES	FGL ORD	06-Apr-09	B	187	-942.48
DEUTSCHE SECURITIES	FGL ORD	06-Apr-09	B	5,000	-25,150.00
DEUTSCHE SECURITIES	FGL ORD	06-Apr-09	B	12,482	-62,909.28
DEUTSCHE SECURITIES	FGL ORD	06-Apr-09	B	62,505	-313,886.44
DEUTSCHE SECURITIES	FGL ORD	07-Apr-09	B	2,000	-10,160.00
DEUTSCHE SECURITIES	FGL ORD	07-Apr-09	B	5,000	-25,400.00
DEUTSCHE SECURITIES	FGL ORD	07-Apr-09	B	30,880	-156,572.00
DEUTSCHE SECURITIES	FGL ORD	07-Apr-09	B	62,656	-319,990.46
DEUTSCHE SECURITIES	FGL ORD	07-Apr-09	B	175,256	-893,981.55
DEUTSCHE SECURITIES	FGL ORD	08-Apr-09	B	71	-360.68
DEUTSCHE SECURITIES	FGL ORD	08-Apr-09	B	3,869	-19,538.45
DEUTSCHE SECURITIES	FGL ORD	08-Apr-09	B	13,424	-67,902.62
DEUTSCHE SECURITIES	FGL ORD	08-Apr-09	B	57,272	-292,407.72
DEUTSCHE SECURITIES	FGL ORD	08-Apr-09	B	102,873	-522,604.84
DEUTSCHE SECURITIES	FGL ORD	09-Apr-09	B	4,461	-22,683.41
DEUTSCHE SECURITIES	FGL ORD	09-Apr-09	B	31,119	-158,696.90
DEUTSCHE SECURITIES	FGL ORD	09-Apr-09	B	161,033	-821,381.02
DEUTSCHE SECURITIES	FGL ORD	14-Apr-09	B	2	-10.18
DEUTSCHE SECURITIES	FGL ORD	14-Apr-09	B	4	-20.36
DEUTSCHE SECURITIES	FGL ORD	14-Apr-09	B	6	-30.54
DEUTSCHE SECURITIES	FGL ORD	14-Apr-09	B	56	-285.04
DEUTSCHE SECURITIES	FGL ORD	14-Apr-09	B	68	-348.16
DEUTSCHE SECURITIES	FGL ORD	14-Apr-09	B	300	-1,509.00
DEUTSCHE SECURITIES	FGL ORD	14-Apr-09	B	8,541	-43,283.07
DEUTSCHE SECURITIES	FGL ORD	14-Apr-09	B	25,500	-128,625.01
DEUTSCHE SECURITIES	FGL ORD	14-Apr-09	B	78,086	-394,357.73
DEUTSCHE SECURITIES	FGL ORD	15-Apr-09	B	148	-744.44
DEUTSCHE SECURITIES	FGL ORD	15-Apr-09	B	149	-749.47
DEUTSCHE SECURITIES	FGL ORD	15-Apr-09	B	9,500	-46,870.00
DEUTSCHE SECURITIES	FGL ORD	15-Apr-09	B	13,753	-67,765.16
DEUTSCHE SECURITIES	FGL ORD	15-Apr-09	B	17,799	-87,638.72
DEUTSCHE SECURITIES	FGL ORD	15-Apr-09	B	19,876	-97,968.68
DEUTSCHE SECURITIES	FGL ORD	15-Apr-09	B	57,241	-281,961.42
DEUTSCHE SECURITIES	FGL ORD	16-Apr-09	B	560	-2,777.60
DEUTSCHE SECURITIES	FGL ORD	16-Apr-09	B	3,000	-14,620.00
DEUTSCHE SECURITIES	FGL ORD	16-Apr-09	B	4,159	-20,533.81
DEUTSCHE SECURITIES	FGL ORD	16-Apr-09	B	40,000	-198,550.00
DEUTSCHE SECURITIES	FGL ORD	16-Apr-09	B	46,629	-231,595.10
DEUTSCHE SECURITIES	FGL ORD	16-Apr-09	B	48,949	-243,100.31
DEUTSCHE SECURITIES	FGL ORD	16-Apr-09	B	82,009	-405,989.71
DEUTSCHE SECURITIES	FGL ORD	16-Apr-09	B	189,760	-938,126.16
DEUTSCHE SECURITIES	FGL ORD	16-Apr-09	B	250,000	-1,237,125.00
DEUTSCHE SECURITIES	FGL ORD	17-Apr-09	B	25	-123.25
DEUTSCHE SECURITIES	FGL ORD	17-Apr-09	B	1,400	-6,972.00
DEUTSCHE SECURITIES	FGL ORD	17-Apr-09	B	91,349	-451,391.95
DEUTSCHE SECURITIES	FGL ORD	17-Apr-09	B	94,087	-467,948.38
DEUTSCHE SECURITIES	FGL ORD	17-Apr-09	B	216,317	-1,074,707.99
DEUTSCHE SECURITIES	FGL ORD	20-Apr-09	B	1,453	-7,167.49
DEUTSCHE SECURITIES	FGL ORD	20-Apr-09	B	5,198	-25,309.97
DEUTSCHE SECURITIES	FGL ORD	20-Apr-09	B	16,100	-78,905.01
DEUTSCHE SECURITIES	FGL ORD	20-Apr-09	B	28,463	-140,322.59
DEUTSCHE SECURITIES	FGL ORD	20-Apr-09	B	165,745	-811,132.88
DEUTSCHE SECURITIES	FGL ORD	20-Apr-09	B	179,544	-872,523.25
DEUTSCHE SECURITIES	FGL ORD	21-Apr-09	B	741	-3,630.90
DEUTSCHE SECURITIES	FGL ORD	21-Apr-09	B	2,400	-11,592.00
DEUTSCHE SECURITIES	FGL ORD	21-Apr-09	B	3,333	-16,265.04
DEUTSCHE SECURITIES	FGL ORD	21-Apr-09	B	3,876	-18,844.34
DEUTSCHE SECURITIES	FGL ORD	21-Apr-09	B	25,510	-124,488.80
DEUTSCHE SECURITIES	FGL ORD	21-Apr-09	B	57,524	-280,145.60
DEUTSCHE SECURITIES	FGL ORD	21-Apr-09	B	81,688	-397,948.61
DEUTSCHE SECURITIES	FGL ORD	21-Apr-09	B	119,253	-581,005.69
DEUTSCHE SECURITIES	FGL ORD	21-Apr-09	B	335,954	-1,636,618.22
DEUTSCHE SECURITIES	FGL ORD	22-Apr-09	B	89	-432.54
DEUTSCHE SECURITIES	FGL ORD	22-Apr-09	B	167	-814.96
DEUTSCHE SECURITIES	FGL ORD	22-Apr-09	B	395	-1,919.70
DEUTSCHE SECURITIES	FGL ORD	22-Apr-09	B	752	-3,632.16
DEUTSCHE SECURITIES	FGL ORD	22-Apr-09	B	1,500	-7,245.00
DEUTSCHE SECURITIES	FGL ORD	22-Apr-09	B	6,562	-31,755.49
DEUTSCHE SECURITIES	FGL ORD	22-Apr-09	B	25,245	-122,530.89
DEUTSCHE SECURITIES	FGL ORD	22-Apr-09	B	32,000	-166,080.42
DEUTSCHE SECURITIES	FGL ORD	22-Apr-09	B	47,509	-229,833.48
DEUTSCHE SECURITIES	FGL ORD	22-Apr-09	B	52,156	-252,273.38

Note: Some transactions are available at time of filing.

Schedule 1 to Form 603

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	23-Apr-09	B	1,082	-5,392.18
DEUTSCHE SECURITIES	FGL	ORD	23-Apr-09	B	42.500	-217,600.00
DEUTSCHE SECURITIES	FGL	ORD	23-Apr-09	B	51,068	-265,104.20
DEUTSCHE SECURITIES	FGL	ORD	23-Apr-09	B	59,000	-303,466.50
DEUTSCHE SECURITIES	FGL	ORD	23-Apr-09	B	119,356	-612,156.03
DEUTSCHE SECURITIES	FGL	ORD	23-Apr-09	B	171,000	-879,516.00
DEUTSCHE SECURITIES	FGL	ORD	23-Apr-09	B	183,624	-949,336.08
DEUTSCHE SECURITIES	FGL	ORD	23-Apr-09	B	365,078	-1,876,119.64
DEUTSCHE SECURITIES	FGL	ORD	23-Apr-09	B	606,714	-3,132,064.73
DEUTSCHE SECURITIES	FGL	ORD	24-Apr-09	B	792	-4,116.40
DEUTSCHE SECURITIES	FGL	ORD	24-Apr-09	B	4,114	-20,857.96
DEUTSCHE SECURITIES	FGL	ORD	24-Apr-09	B	6,339	-32,295.30
DEUTSCHE SECURITIES	FGL	ORD	24-Apr-09	B	58,800	-300,950.16
DEUTSCHE SECURITIES	FGL	ORD	24-Apr-09	B	73,548	-374,987.79
DEUTSCHE SECURITIES	FGL	ORD	24-Apr-09	B	96,100	-491,439.05
DEUTSCHE SECURITIES	FGL	ORD	27-Apr-09	B	10,716	-54,651.60
DEUTSCHE SECURITIES	FGL	ORD	27-Apr-09	B	14,684	-75,155.65
DEUTSCHE SECURITIES	FGL	ORD	27-Apr-09	B	25,775	-132,438.40
DEUTSCHE SECURITIES	FGL	ORD	27-Apr-09	B	26,994	-137,881.65
DEUTSCHE SECURITIES	FGL	ORD	27-Apr-09	B	44,456	-229,157.34
DEUTSCHE SECURITIES	FGL	ORD	27-Apr-09	B	48,965	-253,824.03
DEUTSCHE SECURITIES	FGL	ORD	28-Apr-09	B	7,895	-40,660.04
DEUTSCHE SECURITIES	FGL	ORD	28-Apr-09	B	17,619	-90,748.20
DEUTSCHE SECURITIES	FGL	ORD	28-Apr-09	B	33,597	-173,941.75
DEUTSCHE SECURITIES	FGL	ORD	28-Apr-09	B	36,261	-186,733.69
DEUTSCHE SECURITIES	FGL	ORD	28-Apr-09	B	39,538	-202,434.56
DEUTSCHE SECURITIES	FGL	ORD	28-Apr-09	B	42,619	-221,232.11
DEUTSCHE SECURITIES	FGL	ORD	29-Apr-09	B	5,000	-25,764.00
DEUTSCHE SECURITIES	FGL	ORD	29-Apr-09	B	13,797	-71,404.44
DEUTSCHE SECURITIES	FGL	ORD	29-Apr-09	B	60,072	-311,568.63
DEUTSCHE SECURITIES	FGL	ORD	29-Apr-09	B	103,944	-537,078.65
DEUTSCHE SECURITIES	FGL	ORD	30-Apr-09	B	135	-702.00
DEUTSCHE SECURITIES	FGL	ORD	30-Apr-09	B	1,700	-8,840.00
DEUTSCHE SECURITIES	FGL	ORD	30-Apr-09	B	2,000	-10,500.00
DEUTSCHE SECURITIES	FGL	ORD	30-Apr-09	B	13,077	-68,242.71
DEUTSCHE SECURITIES	FGL	ORD	30-Apr-09	B	91,075	-479,965.25
DEUTSCHE SECURITIES	FGL	ORD	30-Apr-09	B	141,544	-738,123.65
DEUTSCHE SECURITIES	FGL	ORD	30-Apr-09	B	308,925	-1,607,752.37
DEUTSCHE SECURITIES	FGL	ORD	01-May-09	B	984	-5,097.61
DEUTSCHE SECURITIES	FGL	ORD	01-May-09	B	4,410	-23,240.70
DEUTSCHE SECURITIES	FGL	ORD	01-May-09	B	5,500	-28,569.40
DEUTSCHE SECURITIES	FGL	ORD	01-May-09	B	6,000	-31,080.00
DEUTSCHE SECURITIES	FGL	ORD	01-May-09	B	16,212	-84,063.43
DEUTSCHE SECURITIES	FGL	ORD	01-May-09	B	17,156	-88,995.50
DEUTSCHE SECURITIES	FGL	ORD	01-May-09	B	40,394	-209,677.18
DEUTSCHE SECURITIES	FGL	ORD	01-May-09	B	51,139	-265,388.63
DEUTSCHE SECURITIES	FGL	ORD	04-May-09	B	3	-15.54
DEUTSCHE SECURITIES	FGL	ORD	04-May-09	B	250	-1,302.50
DEUTSCHE SECURITIES	FGL	ORD	04-May-09	B	1,946	-10,080.28
DEUTSCHE SECURITIES	FGL	ORD	04-May-09	B	1,949	-10,039.50
DEUTSCHE SECURITIES	FGL	ORD	04-May-09	B	11,075	-57,631.50
DEUTSCHE SECURITIES	FGL	ORD	04-May-09	B	14,461	-74,984.62
DEUTSCHE SECURITIES	FGL	ORD	04-May-09	B	20,621	-107,178.85
DEUTSCHE SECURITIES	FGL	ORD	04-May-09	B	98,861	-513,554.42
DEUTSCHE SECURITIES	FGL	ORD	04-May-09	B	253,717	-1,322,601.35
DEUTSCHE SECURITIES	FGL	ORD	05-May-09	B	1	-5.24
DEUTSCHE SECURITIES	FGL	ORD	05-May-09	B	2	-10.48
DEUTSCHE SECURITIES	FGL	ORD	05-May-09	B	3,000	-15,540.00
DEUTSCHE SECURITIES	FGL	ORD	05-May-09	B	9,000	-47,010.00
DEUTSCHE SECURITIES	FGL	ORD	05-May-09	B	10,087	-52,429.14
DEUTSCHE SECURITIES	FGL	ORD	05-May-09	B	31,228	-163,210.02
DEUTSCHE SECURITIES	FGL	ORD	05-May-09	B	58,611	-305,372.82
DEUTSCHE SECURITIES	FGL	ORD	05-May-09	B	500,000	-2,610,000.00
DEUTSCHE SECURITIES	FGL	ORD	06-May-09	B	2	-10.36
DEUTSCHE SECURITIES	FGL	ORD	06-May-09	B	3	-15.54
DEUTSCHE SECURITIES	FGL	ORD	06-May-09	B	4	-20.72
DEUTSCHE SECURITIES	FGL	ORD	06-May-09	B	85	-440.30
DEUTSCHE SECURITIES	FGL	ORD	06-May-09	B	2,041	-10,511.15
DEUTSCHE SECURITIES	FGL	ORD	06-May-09	B	2,850	-14,649.00
DEUTSCHE SECURITIES	FGL	ORD	06-May-09	B	3,823	-19,871.14
DEUTSCHE SECURITIES	FGL	ORD	06-May-09	B	11,388	-59,044.82
DEUTSCHE SECURITIES	FGL	ORD	06-May-09	B	13,913	-72,347.60
DEUTSCHE SECURITIES	FGL	ORD	06-May-09	B	80,483	-416,845.60
DEUTSCHE SECURITIES	FGL	ORD	07-May-09	B	6,464	-33,632.49

Note: Some transactions are available at time of filing.

Schedule 1 to Form 603

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	07-May-09	B	10,052	-52,282.46
DEUTSCHE SECURITIES	FGL	ORD	07-May-09	B	10,959	-56,986.80
DEUTSCHE SECURITIES	FGL	ORD	07-May-09	B	93,014	-484,723.86
DEUTSCHE SECURITIES	FGL	ORD	08-May-09	B	7	-36.40
DEUTSCHE SECURITIES	FGL	ORD	08-May-09	B	7	-36.40
DEUTSCHE SECURITIES	FGL	ORD	08-May-09	B	1,909	-9,926.80
DEUTSCHE SECURITIES	FGL	ORD	08-May-09	B	1,923	-9,981.18
DEUTSCHE SECURITIES	FGL	ORD	08-May-09	B	2,069	-10,696.73
DEUTSCHE SECURITIES	FGL	ORD	08-May-09	B	3,500	-17,980.00
DEUTSCHE SECURITIES	FGL	ORD	08-May-09	B	10,438	-53,802.80
DEUTSCHE SECURITIES	FGL	ORD	08-May-09	B	22,062	-114,319.92
DEUTSCHE SECURITIES	FGL	ORD	08-May-09	B	472,600	-2,456,433.00
DEUTSCHE SECURITIES	FGL	ORD	11-May-09	B	490	-2,518.60
DEUTSCHE SECURITIES	FGL	ORD	11-May-09	B	2,564	-13,178.96
DEUTSCHE SECURITIES	FGL	ORD	11-May-09	B	3,054	-15,670.61
DEUTSCHE SECURITIES	FGL	ORD	11-May-09	B	12,201	-61,667.58
DEUTSCHE SECURITIES	FGL	ORD	11-May-09	B	32,291	-162,649.77
DEUTSCHE SECURITIES	FGL	ORD	11-May-09	B	55,199	-280,675.88
DEUTSCHE SECURITIES	FGL	ORD	11-May-09	B	62,881	-316,265.65
DEUTSCHE SECURITIES	FGL	ORD	12-May-09	B	3,073	-15,365.00
DEUTSCHE SECURITIES	FGL	ORD	12-May-09	B	24,000	-118,080.00
DEUTSCHE SECURITIES	FGL	ORD	12-May-09	B	29,999	-148,170.79
DEUTSCHE SECURITIES	FGL	ORD	12-May-09	B	37,706	-186,714.97
DEUTSCHE SECURITIES	FGL	ORD	12-May-09	B	40,806	-201,291.92
DEUTSCHE SECURITIES	FGL	ORD	12-May-09	B	61,778	-305,232.74
DEUTSCHE SECURITIES	FGL	ORD	12-May-09	B	243,029	-1,193,272.39
DEUTSCHE SECURITIES	FGL	ORD	12-May-09	B	317,686	-1,569,467.21
DEUTSCHE SECURITIES	FGL	ORD	13-May-09	B	1,039	-5,184.61
DEUTSCHE SECURITIES	FGL	ORD	13-May-09	B	1,878	-9,474.70
DEUTSCHE SECURITIES	FGL	ORD	13-May-09	B	5,964	-30,277.24
DEUTSCHE SECURITIES	FGL	ORD	13-May-09	B	9,776	-49,657.00
DEUTSCHE SECURITIES	FGL	ORD	13-May-09	B	25,000	-126,750.00
DEUTSCHE SECURITIES	FGL	ORD	13-May-09	B	38,196	-193,018.25
DEUTSCHE SECURITIES	FGL	ORD	13-May-09	B	84,196	-432,826.38
DEUTSCHE SECURITIES	FGL	ORD	13-May-09	B	550,000	-2,835,500.00
DEUTSCHE SECURITIES	FGL	ORD	14-May-09	B	3,068	-15,892.24
DEUTSCHE SECURITIES	FGL	ORD	14-May-09	B	28,821	-146,899.85
DEUTSCHE SECURITIES	FGL	ORD	14-May-09	B	46,400	-237,777.50
DEUTSCHE SECURITIES	FGL	ORD	14-May-09	B	56,084	-285,248.83
DEUTSCHE SECURITIES	FGL	ORD	14-May-09	B	361,364	-1,830,683.42
DEUTSCHE SECURITIES	FGL	ORD	14-May-09	B	791,598	-4,040,921.76
DEUTSCHE SECURITIES	FGL	ORD	15-May-09	B	614	-3,106.84
DEUTSCHE SECURITIES	FGL	ORD	15-May-09	B	5,472	-28,277.31
DEUTSCHE SECURITIES	FGL	ORD	15-May-09	B	38,275	-197,422.45
DEUTSCHE SECURITIES	FGL	ORD	15-May-09	B	56,774	-292,739.34
DEUTSCHE SECURITIES	FGL	ORD	18-May-09	B	200	-1,022.00
DEUTSCHE SECURITIES	FGL	ORD	18-May-09	B	1,921	-9,950.78
DEUTSCHE SECURITIES	FGL	ORD	18-May-09	B	21,965	-111,395.48
DEUTSCHE SECURITIES	FGL	ORD	18-May-09	B	40,344	-205,350.31
DEUTSCHE SECURITIES	FGL	ORD	18-May-09	B	55,000	-280,500.00
DEUTSCHE SECURITIES	FGL	ORD	18-May-09	B	202,266	-1,026,065.84
DEUTSCHE SECURITIES	FGL	ORD	18-May-09	B	267,881	-1,365,603.76
DEUTSCHE SECURITIES	FGL	ORD	19-May-09	B	1	-5.07
DEUTSCHE SECURITIES	FGL	ORD	19-May-09	B	4	-20.08
DEUTSCHE SECURITIES	FGL	ORD	19-May-09	B	63	-321.30
DEUTSCHE SECURITIES	FGL	ORD	19-May-09	B	74	-377.40
DEUTSCHE SECURITIES	FGL	ORD	19-May-09	B	86	-438.60
DEUTSCHE SECURITIES	FGL	ORD	19-May-09	B	1,898	-9,679.80
DEUTSCHE SECURITIES	FGL	ORD	19-May-09	B	2,121	-10,774.68
DEUTSCHE SECURITIES	FGL	ORD	19-May-09	B	2,651	-13,308.02
DEUTSCHE SECURITIES	FGL	ORD	19-May-09	B	12,863	-64,822.46
DEUTSCHE SECURITIES	FGL	ORD	19-May-09	B	15,000	-75,300.00
DEUTSCHE SECURITIES	FGL	ORD	19-May-09	B	57,190	-288,776.44
DEUTSCHE SECURITIES	FGL	ORD	19-May-09	B	97,886	-494,526.16
DEUTSCHE SECURITIES	FGL	ORD	19-May-09	B	250,000	-1,267,500.00
DEUTSCHE SECURITIES	FGL	ORD	19-May-09	B	406,375	-2,067,765.98
DEUTSCHE SECURITIES	FGL	ORD	20-May-09	B	7	-35.00
DEUTSCHE SECURITIES	FGL	ORD	20-May-09	B	78	-391.56
DEUTSCHE SECURITIES	FGL	ORD	20-May-09	B	1,002	-5,010.00
DEUTSCHE SECURITIES	FGL	ORD	20-May-09	B	7,573	-37,803.86
DEUTSCHE SECURITIES	FGL	ORD	20-May-09	B	48,088	-239,786.00
DEUTSCHE SECURITIES	FGL	ORD	20-May-09	B	50,005	-249,518.85
DEUTSCHE SECURITIES	FGL	ORD	20-May-09	B	62,963	-314,323.33
DEUTSCHE SECURITIES	FGL	ORD	20-May-09	B	69,123	-344,292.54
DEUTSCHE SECURITIES						

Note: Some transactions are available at time of filing.

Schedule 1 to Form 603

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	21-May-09	B	263	-1,309.74
DEUTSCHE SECURITIES	FGL	ORD	21-May-09	B	784	-3,888.64
DEUTSCHE SECURITIES	FGL	ORD	21-May-09	B	1,000	-4,960.00
DEUTSCHE SECURITIES	FGL	ORD	21-May-09	B	1,426	-7,015.92
DEUTSCHE SECURITIES	FGL	ORD	21-May-09	B	10,509	-51,867.17
DEUTSCHE SECURITIES	FGL	ORD	21-May-09	B	24,000	-118,430.40
DEUTSCHE SECURITIES	FGL	ORD	21-May-09	B	30,388	-149,848.60
DEUTSCHE SECURITIES	FGL	ORD	21-May-09	B	55,542	-274,389.16
DEUTSCHE SECURITIES	FGL	ORD	21-May-09	B	100,000	-493,000.00
DEUTSCHE SECURITIES	FGL	ORD	21-May-09	B	114,288	-569,154.24
DEUTSCHE SECURITIES	FGL	ORD	21-May-09	B	427,013	-2,122,041.10
DEUTSCHE SECURITIES	FGL	ORD	22-May-09	B	93	-459.42
DEUTSCHE SECURITIES	FGL	ORD	22-May-09	B	6,660	-32,833.80
DEUTSCHE SECURITIES	FGL	ORD	22-May-09	B	20,500	-101,049.99
DEUTSCHE SECURITIES	FGL	ORD	22-May-09	B	24,464	-120,654.00
DEUTSCHE SECURITIES	FGL	ORD	22-May-09	B	41,457	-203,922.01
DEUTSCHE SECURITIES	FGL	ORD	22-May-09	B	59,244	-291,106.02
DEUTSCHE SECURITIES	FGL	ORD	22-May-09	B	65,392	-322,868.91
DEUTSCHE SECURITIES	FGL	ORD	22-May-09	B	66,803	-329,558.96
DEUTSCHE SECURITIES	FGL	ORD	25-May-09	B	150	-744.00
DEUTSCHE SECURITIES	FGL	ORD	25-May-09	B	469	-2,321.55
DEUTSCHE SECURITIES	FGL	ORD	25-May-09	B	1,524	-7,513.32
DEUTSCHE SECURITIES	FGL	ORD	25-May-09	B	1,899	-9,378.05
DEUTSCHE SECURITIES	FGL	ORD	25-May-09	B	4,092	-20,274.74
DEUTSCHE SECURITIES	FGL	ORD	25-May-09	B	5,000	-24,625.00
DEUTSCHE SECURITIES	FGL	ORD	25-May-09	B	317,872	-1,575,119.33
DEUTSCHE SECURITIES	FGL	ORD	26-May-09	B	180	-882.00
DEUTSCHE SECURITIES	FGL	ORD	26-May-09	B	1,534	-7,516.60
DEUTSCHE SECURITIES	FGL	ORD	26-May-09	B	4,758	-23,285.18
DEUTSCHE SECURITIES	FGL	ORD	26-May-09	B	17,000	-83,112.13
DEUTSCHE SECURITIES	FGL	ORD	26-May-09	B	18,500	-90,544.99
DEUTSCHE SECURITIES	FGL	ORD	26-May-09	B	21,023	-103,456.17
DEUTSCHE SECURITIES	FGL	ORD	26-May-09	B	33,071	-162,709.32
DEUTSCHE SECURITIES	FGL	ORD	26-May-09	B	272,195	-1,334,898.72
DEUTSCHE SECURITIES	FGL	ORD	27-May-09	B	1,649	-8,113.90
DEUTSCHE SECURITIES	FGL	ORD	27-May-09	B	10,590	-51,624.70
DEUTSCHE SECURITIES	FGL	ORD	27-May-09	B	12,400	-60,813.00
DEUTSCHE SECURITIES	FGL	ORD	27-May-09	B	129,489	-635,925.70
DEUTSCHE SECURITIES	FGL	ORD	27-May-09	B	225,640	-1,111,750.64
DEUTSCHE SECURITIES	FGL	ORD	28-May-09	B	1,718	-8,349.48
DEUTSCHE SECURITIES	FGL	ORD	28-May-09	B	10,383	-50,565.21
DEUTSCHE SECURITIES	FGL	ORD	28-May-09	B	21,000	-102,510.01
DEUTSCHE SECURITIES	FGL	ORD	28-May-09	B	46,866	-227,212.09
DEUTSCHE SECURITIES	FGL	ORD	28-May-09	B	100,257	-489,381.07
DEUTSCHE SECURITIES	FGL	ORD	29-May-09	B	6,606	-32,145.81
DEUTSCHE SECURITIES	FGL	ORD	29-May-09	B	13,971	-67,913.35
DEUTSCHE SECURITIES	FGL	ORD	29-May-09	B	14,152	-68,935.86
DEUTSCHE SECURITIES	FGL	ORD	29-May-09	B	11,955	-58,220.85
DEUTSCHE SECURITIES	FGL	ORD	29-May-09	B	22,321	-110,042.53
DEUTSCHE SECURITIES	FGL	ORD	29-May-09	B	186,384	-911,361.84
DEUTSCHE SECURITIES	FGL	ORD	01-Jun-09	B	12,471	-61,110.82
DEUTSCHE SECURITIES	FGL	ORD	01-Jun-09	B	16,700	-81,722.00
DEUTSCHE SECURITIES	FGL	ORD	01-Jun-09	B	278,569	-1,382,900.09
DEUTSCHE SECURITIES	FGL	ORD	01-Jun-09	B	14,214	-70,682.42
DEUTSCHE SECURITIES	FGL	ORD	01-Jun-09	B	1,000	-5,000.00
DEUTSCHE SECURITIES	FGL	ORD	02-Jun-09	B	2	-9.96
DEUTSCHE SECURITIES	FGL	ORD	02-Jun-09	B	886	-4,412.28
DEUTSCHE SECURITIES	FGL	ORD	02-Jun-09	B	73	-363.54
DEUTSCHE SECURITIES	FGL	ORD	02-Jun-09	B	73	-364.27
DEUTSCHE SECURITIES	FGL	ORD	02-Jun-09	B	73,710	-362,995.64
DEUTSCHE SECURITIES	FGL	ORD	02-Jun-09	B	251,200	-1,242,090.69
DEUTSCHE SECURITIES	FGL	ORD	02-Jun-09	B	38,229	-188,355.08
DEUTSCHE SECURITIES	FGL	ORD	02-Jun-09	B	433,521	-2,141,983.91
DEUTSCHE SECURITIES	FGL	ORD	02-Jun-09	B	37,500	-185,505.49
DEUTSCHE SECURITIES	FGL	ORD	02-Jun-09	B	1,629	-7,998.39
DEUTSCHE SECURITIES	FGL	ORD	02-Jun-09	B	18,000	-88,380.00
DEUTSCHE SECURITIES	FGL	ORD	02-Jun-09	B	1,798	-8,829.08
DEUTSCHE SECURITIES	FGL	ORD	03-Jun-09	B	2	-9.96
DEUTSCHE SECURITIES	FGL	ORD	03-Jun-09	B	886	-4,412.28
DEUTSCHE SECURITIES	FGL	ORD	03-Jun-09	B	73	-363.54
DEUTSCHE SECURITIES	FGL	ORD	03-Jun-09	B	504,168	-2,518,823.33
DEUTSCHE SECURITIES	FGL	ORD	03-Jun-09	B	146,768	-739,565.44
DEUTSCHE SECURITIES	FGL	ORD	03-Jun-09	B	88,596	-443,667.93
DEUTSCHE SECURITIES	FGL	ORD	03-Jun-09	B	689	-3,445.00
DEUTSCHE SECURITIES						

Note: Some transactions are available at time of filing.

Schedule 1 to Form 603

Group Name	ASX	Stock	Trade Date	Trans Type	Trans Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	03-Jun-09	B	37,000	-186,214.93
DEUTSCHE SECURITIES	FGL	ORD	04-Jun-09	B	1	-5.05
DEUTSCHE SECURITIES	FGL	ORD	04-Jun-09	B	71	-359.03
DEUTSCHE SECURITIES	FGL	ORD	04-Jun-09	B	22	-111.10
DEUTSCHE SECURITIES	FGL	ORD	04-Jun-09	B	2	-9.96
DEUTSCHE SECURITIES	FGL	ORD	04-Jun-09	B	150	-747.00
DEUTSCHE SECURITIES	FGL	ORD	04-Jun-09	B	886	-4,412.28
DEUTSCHE SECURITIES	FGL	ORD	04-Jun-09	B	56	-278.88
DEUTSCHE SECURITIES	FGL	ORD	04-Jun-09	B	73	-363.54
DEUTSCHE SECURITIES	FGL	ORD	04-Jun-09	B	78	-388.44
DEUTSCHE SECURITIES	FGL	ORD	04-Jun-09	B	228	-1,135.44
DEUTSCHE SECURITIES	FGL	ORD	04-Jun-09	B	266	-1,324.68
DEUTSCHE SECURITIES	FGL	ORD	04-Jun-09	B	322	-1,603.56
DEUTSCHE SECURITIES	FGL	ORD	04-Jun-09	B	348	-1,733.04
DEUTSCHE SECURITIES	FGL	ORD	04-Jun-09	B	474	-2,360.52
DEUTSCHE SECURITIES	FGL	ORD	04-Jun-09	B	476,191	-2,417,955.04
DEUTSCHE SECURITIES	FGL	ORD	04-Jun-09	B	304,481	-1,550,600.83
DEUTSCHE SECURITIES	FGL	ORD	04-Jun-09	B	30,082	-153,658.19
DEUTSCHE SECURITIES	FGL	ORD	04-Jun-09	B	74,922	-380,668.96
DEUTSCHE SECURITIES	FGL	ORD	04-Jun-09	B	1,500	-7,620.00
DEUTSCHE SECURITIES	FGL	ORD	05-Jun-09	B	1,745	-8,865.17
DEUTSCHE SECURITIES	FGL	ORD	05-Jun-09	B	66	-336.94
DEUTSCHE SECURITIES	FGL	ORD	05-Jun-09	B	6,433	-32,551.53
DEUTSCHE SECURITIES	FGL	ORD	05-Jun-09	B	17,141	-87,537.42
DEUTSCHE SECURITIES	FGL	ORD	05-Jun-09	B	106,798	-542,704.72
DEUTSCHE SECURITIES	FGL	ORD	05-Jun-09	B	3,921	-19,840.26
DEUTSCHE SECURITIES	FGL	ORD	05-Jun-09	B	125,768	-635,229.40
DEUTSCHE SECURITIES	FGL	ORD	05-Jun-09	B	25,000	-127,400.00
DEUTSCHE SECURITIES	FGL	ORD	05-Jun-09	B	3,675	-18,570.88
DEUTSCHE SECURITIES	FGL	ORD	09-Jun-09	B	261	-1,318.05
DEUTSCHE SECURITIES	FGL	ORD	09-Jun-09	B	1,654	-8,352.70
DEUTSCHE SECURITIES	FGL	ORD	09-Jun-09	B	123,860	-631,233.46
DEUTSCHE SECURITIES	FGL	ORD	09-Jun-09	B	71,354	-362,814.26
DEUTSCHE SECURITIES	FGL	ORD	09-Jun-09	B	550,371	-2,779,483.62
DEUTSCHE SECURITIES	FGL	ORD	09-Jun-09	B	71,542	-364,864.20
DEUTSCHE SECURITIES	FGL	ORD	09-Jun-09	B	44,874	-227,832.38
DEUTSCHE SECURITIES	FGL	ORD	10-Jun-09	B	1,472	-7,494.66
DEUTSCHE SECURITIES	FGL	ORD	10-Jun-09	B	20,070	-102,135.69
DEUTSCHE SECURITIES	FGL	ORD	10-Jun-09	B	78,458	-398,713.75
DEUTSCHE SECURITIES	FGL	ORD	10-Jun-09	B	156,715	-799,852.50
DEUTSCHE SECURITIES	FGL	ORD	10-Jun-09	B	499,181	-2,547,470.40
DEUTSCHE SECURITIES	FGL	ORD	10-Jun-09	B	1,961	-10,020.71
DEUTSCHE SECURITIES	FGL	ORD	10-Jun-09	B	17,573	-89,557.51
DEUTSCHE SECURITIES	FGL	ORD	10-Jun-09	B	8,700	-44,453.78
DEUTSCHE SECURITIES	FGL	ORD	10-Jun-09	B	1,690	-8,619.85
DEUTSCHE SECURITIES	FGL	ORD	11-Jun-09	B	211	-1,078.21
DEUTSCHE SECURITIES	FGL	ORD	11-Jun-09	B	6	-30.66
DEUTSCHE SECURITIES	FGL	ORD	11-Jun-09	B	158	-807.38
DEUTSCHE SECURITIES	FGL	ORD	11-Jun-09	B	19,824	-100,759.14
DEUTSCHE SECURITIES	FGL	ORD	11-Jun-09	B	216,417	-1,106,388.63
DEUTSCHE SECURITIES	FGL	ORD	11-Jun-09	B	1,000	-5,080.00
DEUTSCHE SECURITIES	FGL	ORD	11-Jun-09	B	101,466	-518,348.02
DEUTSCHE SECURITIES	FGL	ORD	11-Jun-09	B	12,000	-61,440.00
DEUTSCHE SECURITIES	FGL	ORD	11-Jun-09	B	500	-2,565.00
DEUTSCHE SECURITIES	FGL	ORD	11-Jun-09	B	1,030	-5,222.62
DEUTSCHE SECURITIES	FGL	ORD	12-Jun-09	B	850,884	-4,364,405.50
DEUTSCHE SECURITIES	FGL	ORD	12-Jun-09	B	137,313	-707,896.34
DEUTSCHE SECURITIES	FGL	ORD	12-Jun-09	B	15,594	-79,217.52
DEUTSCHE SECURITIES	FGL	ORD	12-Jun-09	B	26,582	-138,076.40
DEUTSCHE SECURITIES	FGL	ORD	15-Jun-09	B	1,619,580	-8,448,215.16
DEUTSCHE SECURITIES	FGL	ORD	15-Jun-09	B	74,339	-383,814.51
DEUTSCHE SECURITIES	FGL	ORD	15-Jun-09	B	3,617	-18,693.43
DEUTSCHE SECURITIES	FGL	ORD	15-Jun-09	B	3,000	-15,570.00
DEUTSCHE SECURITIES	FGL	ORD	16-Jun-09	B	3,600	-18,408.00
DEUTSCHE SECURITIES	FGL	ORD	16-Jun-09	B	159,197	-823,273.01
DEUTSCHE SECURITIES	FGL	ORD	16-Jun-09	B	196,210	-1,006,745.83
DEUTSCHE SECURITIES	FGL	ORD	16-Jun-09	B	678,580	-3,502,626.39
DEUTSCHE SECURITIES	FGL	ORD	16-Jun-09	B	5,825	-30,017.75
DEUTSCHE SECURITIES	FGL	ORD	16-Jun-09	B	6,498	-33,289.38
DEUTSCHE SECURITIES	FGL	ORD	16-Jun-09	B	9,228	-47,160.90
DEUTSCHE SECURITIES	FGL	ORD	16-Jun-09	B	7,000	-35,700.00
DEUTSCHE SECURITIES	FGL	ORD	16-Jun-09	B	5,000	-25,450.00
DEUTSCHE SECURITIES	FGL	ORD	16-Jun-09	B	11,712	-59,766.34
DEUTSCHE SECURITIES	FGL	ORD	17-Jun-09	B	13,627	-69,939.49

Note: Some transactions are available at time of filing.

Schedule 1 to Form 603

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	17-Jun-09	B	5,501	-28,062.07
DEUTSCHE SECURITIES	FGL	ORD	17-Jun-09	B	5,868	-29,898.63
DEUTSCHE SECURITIES	FGL	ORD	17-Jun-09	B	200,247	-1,025,028.78
DEUTSCHE SECURITIES	FGL	ORD	17-Jun-09	B	173,239	-883,106.24
DEUTSCHE SECURITIES	FGL	ORD	17-Jun-09	B	1,953	-9,999.36
DEUTSCHE SECURITIES	FGL	ORD	17-Jun-09	B	1,160,149	-5,913,975.54
DEUTSCHE SECURITIES	FGL	ORD	17-Jun-09	B	6,204	-31,702.44
DEUTSCHE SECURITIES	FGL	ORD	17-Jun-09	B	19,000	-96,065.01
DEUTSCHE SECURITIES	FGL	ORD	18-Jun-09	B	257,124	-1,328,071.17
DEUTSCHE SECURITIES	FGL	ORD	18-Jun-09	B	55,653	-286,309.02
DEUTSCHE SECURITIES	FGL	ORD	18-Jun-09	B	5,847	-30,136.05
DEUTSCHE SECURITIES	FGL	ORD	18-Jun-09	B	14,169	-73,028.44
DEUTSCHE SECURITIES	FGL	ORD	18-Jun-09	B	56,308	-289,426.04
DEUTSCHE SECURITIES	FGL	ORD	19-Jun-09	B	112	-579.04
DEUTSCHE SECURITIES	FGL	ORD	19-Jun-09	B	29,940	-155,603.68
DEUTSCHE SECURITIES	FGL	ORD	19-Jun-09	B	14,810	-76,764.58
DEUTSCHE SECURITIES	FGL	ORD	19-Jun-09	B	80,560	-420,861.55
DEUTSCHE SECURITIES	FGL	ORD	19-Jun-09	B	3,460	-17,926.60
DEUTSCHE SECURITIES	FGL	ORD	19-Jun-09	B	18,962	-98,410.88
DEUTSCHE SECURITIES	FGL	ORD	22-Jun-09	B	4	-20.60
DEUTSCHE SECURITIES	FGL	ORD	22-Jun-09	B	54,438	-280,355.70
DEUTSCHE SECURITIES	FGL	ORD	22-Jun-09	B	80,244	-409,250.30
DEUTSCHE SECURITIES	FGL	ORD	22-Jun-09	B	390,811	-2,006,994.57
DEUTSCHE SECURITIES	FGL	ORD	22-Jun-09	B	180,875	-926,105.80
DEUTSCHE SECURITIES	FGL	ORD	22-Jun-09	B	2,192	-11,354.56
DEUTSCHE SECURITIES	FGL	ORD	22-Jun-09	B	29,470	-151,001.33
DEUTSCHE SECURITIES	FGL	ORD	22-Jun-09	B	3,895	-20,039.30
DEUTSCHE SECURITIES	FGL	ORD	22-Jun-09	B	15,011	-76,909.26
DEUTSCHE SECURITIES	FGL	ORD	22-Jun-09	B	134,008	-685,391.34
DEUTSCHE SECURITIES	FGL	ORD	22-Jun-09	B	9,000	-45,900.00
DEUTSCHE SECURITIES	FGL	ORD	22-Jun-09	B	5,000	-25,575.00
DEUTSCHE SECURITIES	FGL	ORD	23-Jun-09	B	141,100	-719,610.00
DEUTSCHE SECURITIES	FGL	ORD	23-Jun-09	B	24,989	-127,759.30
DEUTSCHE SECURITIES	FGL	ORD	23-Jun-09	B	250,990	-1,285,478.59
DEUTSCHE SECURITIES	FGL	ORD	23-Jun-09	B	197,282	-1,005,988.98
DEUTSCHE SECURITIES	FGL	ORD	23-Jun-09	B	59,561	-304,100.60
DEUTSCHE SECURITIES	FGL	ORD	23-Jun-09	B	108,754	-554,265.36
DEUTSCHE SECURITIES	FGL	ORD	23-Jun-09	B	3,718	-18,968.98
DEUTSCHE SECURITIES	FGL	ORD	23-Jun-09	B	71,566	-364,557.20
DEUTSCHE SECURITIES	FGL	ORD	24-Jun-09	B	270,352	-1,375,757.58
DEUTSCHE SECURITIES	FGL	ORD	24-Jun-09	B	30,145	-152,881.40
DEUTSCHE SECURITIES	FGL	ORD	24-Jun-09	B	36,528	-185,265.13
DEUTSCHE SECURITIES	FGL	ORD	24-Jun-09	B	19,973	-101,283.08
DEUTSCHE SECURITIES	FGL	ORD	24-Jun-09	B	17,898	-90,923.63
DEUTSCHE SECURITIES	FGL	ORD	24-Jun-09	B	4,734	-24,048.62
DEUTSCHE SECURITIES	FGL	ORD	24-Jun-09	B	18,000	-90,900.00
DEUTSCHE SECURITIES	FGL	ORD	24-Jun-09	B	43,500	-221,110.89
DEUTSCHE SECURITIES	FGL	ORD	25-Jun-09	B	47,606	-238,170.00
DEUTSCHE SECURITIES	FGL	ORD	25-Jun-09	B	41,872	-210,303.08
DEUTSCHE SECURITIES	FGL	ORD	25-Jun-09	B	111,885	-561,140.18
DEUTSCHE SECURITIES	FGL	ORD	25-Jun-09	B	60,653	-304,041.36
DEUTSCHE SECURITIES	FGL	ORD	25-Jun-09	B	338,733	-1,710,601.65
DEUTSCHE SECURITIES	FGL	ORD	25-Jun-09	B	58,312	-292,337.37
DEUTSCHE SECURITIES	FGL	ORD	25-Jun-09	B	230,801	-1,156,959.40
DEUTSCHE SECURITIES	FGL	ORD	25-Jun-09	B	12,142	-61,276.57
DEUTSCHE SECURITIES	FGL	ORD	25-Jun-09	B	157	-788.14
DEUTSCHE SECURITIES	FGL	ORD	25-Jun-09	B	25,110	-126,759.07
DEUTSCHE SECURITIES	FGL	ORD	26-Jun-09	B	260,343	-1,311,191.49
DEUTSCHE SECURITIES	FGL	ORD	26-Jun-09	B	109,690	-552,253.51
DEUTSCHE SECURITIES	FGL	ORD	26-Jun-09	B	43,567	-219,137.83
DEUTSCHE SECURITIES	FGL	ORD	26-Jun-09	B	6,622	-33,382.83
DEUTSCHE SECURITIES	FGL	ORD	26-Jun-09	B	5,000	-25,150.00
DEUTSCHE SECURITIES	FGL	ORD	26-Jun-09	B	5,000	-25,150.00
DEUTSCHE SECURITIES	FGL	ORD	29-Jun-09	B	222,402	-1,125,798.92
DEUTSCHE SECURITIES	FGL	ORD	29-Jun-09	B	9,868	-49,941.85
DEUTSCHE SECURITIES	FGL	ORD	29-Jun-09	B	63,745	-321,951.11
DEUTSCHE SECURITIES	FGL	ORD	29-Jun-09	B	49,729	-251,731.22
DEUTSCHE SECURITIES	FGL	ORD	30-Jun-09	B	381,849	-1,940,938.47
DEUTSCHE SECURITIES	FGL	ORD	30-Jun-09	B	59,955	-306,899.50
DEUTSCHE SECURITIES	FGL	ORD	30-Jun-09	B	358,694	-1,839,619.77
DEUTSCHE SECURITIES	FGL	ORD	30-Jun-09	B	28,201	-143,889.96
DEUTSCHE SECURITIES	FGL	ORD	30-Jun-09	B	8,000	-40,640.00
DEUTSCHE SECURITIES	FGL	ORD	01-Jul-09	B	83,512	-425,272.55
DEUTSCHE SECURITIES	FGL	ORD	01-Jul-09	B	114,422	-578,858.04

Note: Some transactions are available at time of filing.

Schedule 1 to Form 603

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	01-Jul-09	B	270	-1,371.84
DEUTSCHE SECURITIES	FGL	ORD	01-Jul-09	B	1	-5.09
DEUTSCHE SECURITIES	FGL	ORD	01-Jul-09	B	2,470	-12,498.20
DEUTSCHE SECURITIES	FGL	ORD	01-Jul-09	B	13,935	-70,519.10
DEUTSCHE SECURITIES	FGL	ORD	01-Jul-09	B	200,000	-1,012,000.00
DEUTSCHE SECURITIES	FGL	ORD	01-Jul-09	B	4,539	-22,964.62
DEUTSCHE SECURITIES	FGL	ORD	01-Jul-09	B	13,527	-68,717.16
DEUTSCHE SECURITIES	FGL	ORD	01-Jul-09	B	2,500	-12,700.00
DEUTSCHE SECURITIES	FGL	ORD	02-Jul-09	B	150,000	-761,250.00
DEUTSCHE SECURITIES	FGL	ORD	02-Jul-09	B	79,721	-404,050.07
DEUTSCHE SECURITIES	FGL	ORD	02-Jul-09	B	6,030	-30,652.40
DEUTSCHE SECURITIES	FGL	ORD	02-Jul-09	B	1,900	-9,671.00
DEUTSCHE SECURITIES	FGL	ORD	02-Jul-09	B	49,873	-252,632.79
DEUTSCHE SECURITIES	FGL	ORD	02-Jul-09	B	4,292	-21,717.52
DEUTSCHE SECURITIES	FGL	ORD	02-Jul-09	B	9,300	-47,087.00
DEUTSCHE SECURITIES	FGL	ORD	02-Jul-09	B	30,142	-152,533.59
DEUTSCHE SECURITIES	FGL	ORD	03-Jul-09	B	13	-65.78
DEUTSCHE SECURITIES	FGL	ORD	03-Jul-09	B	48,176	-241,117.70
DEUTSCHE SECURITIES	FGL	ORD	03-Jul-09	B	53,054	-266,510.63
DEUTSCHE SECURITIES	FGL	ORD	03-Jul-09	B	148,089	-742,710.76
DEUTSCHE SECURITIES	FGL	ORD	03-Jul-09	B	45,955	-230,485.55
DEUTSCHE SECURITIES	FGL	ORD	03-Jul-09	B	2,695	-13,528.90
DEUTSCHE SECURITIES	FGL	ORD	03-Jul-09	B	2,900	-14,528.88
DEUTSCHE SECURITIES	FGL	ORD	03-Jul-09	B	34,200	-171,598.51
DEUTSCHE SECURITIES	FGL	ORD	06-Jul-09	B	20,482	-101,970.27
DEUTSCHE SECURITIES	FGL	ORD	06-Jul-09	B	168,631	-839,634.38
DEUTSCHE SECURITIES	FGL	ORD	06-Jul-09	B	70,267	-349,805.99
DEUTSCHE SECURITIES	FGL	ORD	06-Jul-09	B	468,175	-2,333,858.52
DEUTSCHE SECURITIES	FGL	ORD	06-Jul-09	B	3,000	-14,880.00
DEUTSCHE SECURITIES	FGL	ORD	06-Jul-09	B	3,040	-15,108.80
DEUTSCHE SECURITIES	FGL	ORD	06-Jul-09	B	3,866	-19,252.68
DEUTSCHE SECURITIES	FGL	ORD	06-Jul-09	B	2,200	-11,007.70
DEUTSCHE SECURITIES	FGL	ORD	06-Jul-09	B	4,458	-22,188.36
DEUTSCHE SECURITIES	FGL	ORD	07-Jul-09	B	253	-1,259.94
DEUTSCHE SECURITIES	FGL	ORD	07-Jul-09	B	12,788	-63,645.26
DEUTSCHE SECURITIES	FGL	ORD	07-Jul-09	B	72,211	-359,061.98
DEUTSCHE SECURITIES	FGL	ORD	07-Jul-09	B	39,400	-196,001.00
DEUTSCHE SECURITIES	FGL	ORD	07-Jul-09	B	67,109	-333,742.82
DEUTSCHE SECURITIES	FGL	ORD	07-Jul-09	B	8,269	-41,129.18
DEUTSCHE SECURITIES	FGL	ORD	08-Jul-09	B	14	-69.72
DEUTSCHE SECURITIES	FGL	ORD	08-Jul-09	B	41	-204.18
DEUTSCHE SECURITIES	FGL	ORD	08-Jul-09	B	48	-239.04
DEUTSCHE SECURITIES	FGL	ORD	08-Jul-09	B	57	-283.86
DEUTSCHE SECURITIES	FGL	ORD	08-Jul-09	B	83	-413.34
DEUTSCHE SECURITIES	FGL	ORD	08-Jul-09	B	5	-24.70
DEUTSCHE SECURITIES	FGL	ORD	08-Jul-09	B	71,995	-357,260.52
DEUTSCHE SECURITIES	FGL	ORD	08-Jul-09	B	99,479	-498,846.77
DEUTSCHE SECURITIES	FGL	ORD	08-Jul-09	B	20,591	-102,957.70
DEUTSCHE SECURITIES	FGL	ORD	08-Jul-09	B	356,580	-1,776,089.32
DEUTSCHE SECURITIES	FGL	ORD	08-Jul-09	B	4,268	-21,510.72
DEUTSCHE SECURITIES	FGL	ORD	08-Jul-09	B	6,442	-32,304.38
DEUTSCHE SECURITIES	FGL	ORD	08-Jul-09	B	1,100	-5,547.85
DEUTSCHE SECURITIES	FGL	ORD	08-Jul-09	B	1,963	-9,795.37
DEUTSCHE SECURITIES	FGL	ORD	08-Jul-09	B	53,469	-266,526.92
DEUTSCHE SECURITIES	FGL	ORD	09-Jul-09	B	3,954	-19,770.00
DEUTSCHE SECURITIES	FGL	ORD	09-Jul-09	B	25,934	-129,436.59
DEUTSCHE SECURITIES	FGL	ORD	09-Jul-09	B	9,704	-48,443.54
DEUTSCHE SECURITIES	FGL	ORD	09-Jul-09	B	11,198	-56,782.04
DEUTSCHE SECURITIES	FGL	ORD	09-Jul-09	B	9,756	-48,839.76
DEUTSCHE SECURITIES	FGL	ORD	09-Jul-09	B	8,929	-44,643.21
DEUTSCHE SECURITIES	FGL	ORD	09-Jul-09	B	2,716	-13,524.43
DEUTSCHE SECURITIES	FGL	ORD	09-Jul-09	B	14,037	-69,963.89
DEUTSCHE SECURITIES	FGL	ORD	10-Jul-09	B	77	-385.70
DEUTSCHE SECURITIES	FGL	ORD	10-Jul-09	B	5,600	-27,375.00
DEUTSCHE SECURITIES	FGL	ORD	10-Jul-09	B	25,546	-127,265.56
DEUTSCHE SECURITIES	FGL	ORD	10-Jul-09	B	9,326	-46,492.40
DEUTSCHE SECURITIES	FGL	ORD	10-Jul-09	B	312	-1,553.76
DEUTSCHE SECURITIES	FGL	ORD	10-Jul-09	B	27,860	-139,010.26
DEUTSCHE SECURITIES	FGL	ORD	10-Jul-09	B	5,750	-28,577.50
DEUTSCHE SECURITIES	FGL	ORD	10-Jul-09	B	10,000	-48,900.00
DEUTSCHE SECURITIES	FGL	ORD	10-Jul-09	B	6,700	-33,439.70
DEUTSCHE SECURITIES	FGL	ORD	10-Jul-09	B	6,160	-30,698.98
DEUTSCHE SECURITIES	FGL	ORD	13-Jul-09	B	135	-673.65
DEUTSCHE SECURITIES	FGL	ORD	13-Jul-09	B	113,919	-567,715.25

Note: Some transactions are available at time of filing.

Schedule 1 to Form 603

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	13-Jul-09	B	360,963	-1,801,385.65
DEUTSCHE SECURITIES	FGL	ORD	13-Jul-09	B	26,171	-130,693.21
DEUTSCHE SECURITIES	FGL	ORD	13-Jul-09	B	79,280	-395,394.88
DEUTSCHE SECURITIES	FGL	ORD	13-Jul-09	B	10,187	-50,715.81
DEUTSCHE SECURITIES	FGL	ORD	13-Jul-09	B	5,865	-29,248.45
DEUTSCHE SECURITIES	FGL	ORD	13-Jul-09	B	11,223	-55,666.06
DEUTSCHE SECURITIES	FGL	ORD	13-Jul-09	B	116,031	-579,133.93
DEUTSCHE SECURITIES	FGL	ORD	14-Jul-09	B	730	-3,737.60
DEUTSCHE SECURITIES	FGL	ORD	14-Jul-09	B	401,544	-2,079,289.67
DEUTSCHE SECURITIES	FGL	ORD	14-Jul-09	B	309,683	-1,605,861.20
DEUTSCHE SECURITIES	FGL	ORD	14-Jul-09	B	176,902	-917,608.08
DEUTSCHE SECURITIES	FGL	ORD	14-Jul-09	B	227,105	-1,175,665.22
DEUTSCHE SECURITIES	FGL	ORD	14-Jul-09	B	346,753	-1,799,210.35
DEUTSCHE SECURITIES	FGL	ORD	14-Jul-09	B	2,370	-12,205.50
DEUTSCHE SECURITIES	FGL	ORD	14-Jul-09	B	43,300	-226,302.15
DEUTSCHE SECURITIES	FGL	ORD	14-Jul-09	B	100,000	-515,520.00
DEUTSCHE SECURITIES	FGL	ORD	15-Jul-09	B	265	-1,388.60
DEUTSCHE SECURITIES	FGL	ORD	15-Jul-09	B	64,072	-338,136.46
DEUTSCHE SECURITIES	FGL	ORD	15-Jul-09	B	1,019	-5,349.75
DEUTSCHE SECURITIES	FGL	ORD	15-Jul-09	B	365,385	-1,932,823.19
DEUTSCHE SECURITIES	FGL	ORD	15-Jul-09	B	201,576	-1,064,301.79
DEUTSCHE SECURITIES	FGL	ORD	15-Jul-09	B	71,714	-378,931.12
DEUTSCHE SECURITIES	FGL	ORD	15-Jul-09	B	46,390	-245,655.82
DEUTSCHE SECURITIES	FGL	ORD	15-Jul-09	B	13,914	-73,297.73
DEUTSCHE SECURITIES	FGL	ORD	15-Jul-09	B	298,356	-1,579,939.72
DEUTSCHE SECURITIES	FGL	ORD	15-Jul-09	B	2,672	-14,028.00
DEUTSCHE SECURITIES	FGL	ORD	15-Jul-09	B	250,000	-1,332,500.00
DEUTSCHE SECURITIES	FGL	ORD	16-Jul-09	B	2,338	-12,513.32
DEUTSCHE SECURITIES	FGL	ORD	16-Jul-09	B	124,569	-671,218.04
DEUTSCHE SECURITIES	FGL	ORD	16-Jul-09	B	23,171	-124,964.64
DEUTSCHE SECURITIES	FGL	ORD	16-Jul-09	B	577,963	-3,117,127.85
DEUTSCHE SECURITIES	FGL	ORD	16-Jul-09	B	25,000	-134,750.00
DEUTSCHE SECURITIES	FGL	ORD	16-Jul-09	B	410,583	-2,201,714.59
DEUTSCHE SECURITIES	FGL	ORD	16-Jul-09	B	1,412	-7,568.32
DEUTSCHE SECURITIES	FGL	ORD	16-Jul-09	B	26,732	-143,258.56
DEUTSCHE SECURITIES	FGL	ORD	16-Jul-09	B	4,273	-22,727.23
DEUTSCHE SECURITIES	FGL	ORD	16-Jul-09	B	11,289	-60,059.06
DEUTSCHE SECURITIES	FGL	ORD	16-Jul-09	B	2,642	-14,029.02
DEUTSCHE SECURITIES	FGL	ORD	16-Jul-09	B	20,718	-110,634.12
DEUTSCHE SECURITIES	FGL	ORD	17-Jul-09	B	4,889	-26,440.41
DEUTSCHE SECURITIES	FGL	ORD	17-Jul-09	B	105,027	-567,989.86
DEUTSCHE SECURITIES	FGL	ORD	17-Jul-09	B	4,133	-22,312.93
DEUTSCHE SECURITIES	FGL	ORD	17-Jul-09	B	304,477	-1,648,468.93
DEUTSCHE SECURITIES	FGL	ORD	17-Jul-09	B	4,000	-21,607.21
DEUTSCHE SECURITIES	FGL	ORD	17-Jul-09	B	25,600	-137,944.99
DEUTSCHE SECURITIES	FGL	ORD	17-Jul-09	B	39,900	-216,281.94
DEUTSCHE SECURITIES	FGL	ORD	20-Jul-09	B	126,000	-680,400.00
DEUTSCHE SECURITIES	FGL	ORD	20-Jul-09	B	180	-977.40
DEUTSCHE SECURITIES	FGL	ORD	20-Jul-09	B	251,583	-1,365,039.04
DEUTSCHE SECURITIES	FGL	ORD	20-Jul-09	B	5,230	-28,356.93
DEUTSCHE SECURITIES	FGL	ORD	20-Jul-09	B	13,718	-74,488.74
DEUTSCHE SECURITIES	FGL	ORD	21-Jul-09	B	5	-27.15
DEUTSCHE SECURITIES	FGL	ORD	21-Jul-09	B	17	-92.31
DEUTSCHE SECURITIES	FGL	ORD	21-Jul-09	B	20	-108.60
DEUTSCHE SECURITIES	FGL	ORD	21-Jul-09	B	20	-108.60
DEUTSCHE SECURITIES	FGL	ORD	21-Jul-09	B	30	-162.90
DEUTSCHE SECURITIES	FGL	ORD	21-Jul-09	B	7	-38.15
DEUTSCHE SECURITIES	FGL	ORD	21-Jul-09	B	14,377	-77,460.90
DEUTSCHE SECURITIES	FGL	ORD	21-Jul-09	B	49,598	-266,882.55
DEUTSCHE SECURITIES	FGL	ORD	21-Jul-09	B	74,582	-400,698.34
DEUTSCHE SECURITIES	FGL	ORD	21-Jul-09	B	4,500	-24,259.00
DEUTSCHE SECURITIES	FGL	ORD	21-Jul-09	B	6,217	-33,385.29
DEUTSCHE SECURITIES	FGL	ORD	21-Jul-09	B	98,794	-531,650.03
DEUTSCHE SECURITIES	FGL	ORD	21-Jul-09	B	19,908	-106,507.80
DEUTSCHE SECURITIES	FGL	ORD	21-Jul-09	B	20,000	-107,000.00
DEUTSCHE SECURITIES	FGL	ORD	22-Jul-09	B	222,153	-1,197,249.16
DEUTSCHE SECURITIES	FGL	ORD	22-Jul-09	B	196,632	-1,057,218.37
DEUTSCHE SECURITIES	FGL	ORD	22-Jul-09	B	21,126	-113,675.62
DEUTSCHE SECURITIES	FGL	ORD	22-Jul-09	B	13,119	-70,574.90
DEUTSCHE SECURITIES	FGL	ORD	22-Jul-09	B	58,300	-313,654.00
DEUTSCHE SECURITIES	FGL	ORD	22-Jul-09	B	4,316	-23,171.55
DEUTSCHE SECURITIES	FGL	ORD	22-Jul-09	B	41,865	-225,461.26
DEUTSCHE SECURITIES	FGL	ORD	23-Jul-09	B	11,947	-64,427.86
DEUTSCHE SECURITIES	FGL	ORD	23-Jul-09	B	180,195	-973,575.57

Note: Some transactions are available at time of filing.

Schedule 1 to Form 603

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	23-Jul-09	B	5,448	-29,314.03
DEUTSCHE SECURITIES	FGL	ORD	23-Jul-09	B	8,737	-47,092.43
DEUTSCHE SECURITIES	FGL	ORD	24-Jul-09	B	9,021	-49,386.68
DEUTSCHE SECURITIES	FGL	ORD	24-Jul-09	B	9,000	-49,220.00
DEUTSCHE SECURITIES	FGL	ORD	24-Jul-09	B	235,528	-1,292,648.32
DEUTSCHE SECURITIES	FGL	ORD	24-Jul-09	B	185,201	-1,018,780.43
DEUTSCHE SECURITIES	FGL	ORD	24-Jul-09	B	190,000	-1,035,500.00
DEUTSCHE SECURITIES	FGL	ORD	24-Jul-09	B	180,729	-989,748.06
DEUTSCHE SECURITIES	FGL	ORD	24-Jul-09	B	565	-3,118.80
DEUTSCHE SECURITIES	FGL	ORD	24-Jul-09	B	2,800	-15,237.88
DEUTSCHE SECURITIES	FGL	ORD	27-Jul-09	B	374,106	-2,081,376.14
DEUTSCHE SECURITIES	FGL	ORD	27-Jul-09	B	7,800	-43,428.00
DEUTSCHE SECURITIES	FGL	ORD	27-Jul-09	B	2,490	-13,798.80
DEUTSCHE SECURITIES	FGL	ORD	27-Jul-09	B	17,272	-95,984.81
DEUTSCHE SECURITIES	FGL	ORD	27-Jul-09	B	3,958	-21,916.22
DEUTSCHE SECURITIES	FGL	ORD	27-Jul-09	B	35,474	-197,080.70
DEUTSCHE SECURITIES	FGL	ORD	27-Jul-09	B	7,000	-39,179.70
DEUTSCHE SECURITIES	FGL	ORD	27-Jul-09	B	150,000	-831,300.00
DEUTSCHE SECURITIES	FGL	ORD	28-Jul-09	B	3,200	-17,944.00
DEUTSCHE SECURITIES	FGL	ORD	28-Jul-09	B	38,116	-214,138.79
DEUTSCHE SECURITIES	FGL	ORD	28-Jul-09	B	23,938	-134,356.45
DEUTSCHE SECURITIES	FGL	ORD	28-Jul-09	B	3,699	-20,844.81
DEUTSCHE SECURITIES	FGL	ORD	28-Jul-09	B	381,421	-2,027,210.39
DEUTSCHE SECURITIES	FGL	ORD	28-Jul-09	B	3,100	-17,454.28
DEUTSCHE SECURITIES	FGL	ORD	28-Jul-09	B	20,686	-116,712.67
DEUTSCHE SECURITIES	FGL	ORD	28-Jul-09	B	30,800	-173,665.80
DEUTSCHE SECURITIES	FGL	ORD	29-Jul-09	B	571	-3,226.15
DEUTSCHE SECURITIES	FGL	ORD	29-Jul-09	B	423,890	-2,377,683.79
DEUTSCHE SECURITIES	FGL	ORD	29-Jul-09	B	1,300	-7,306.00
DEUTSCHE SECURITIES	FGL	ORD	29-Jul-09	B	32,828	-181,657.13
DEUTSCHE SECURITIES	FGL	ORD	29-Jul-09	B	40,867	-225,295.68
DEUTSCHE SECURITIES	FGL	ORD	29-Jul-09	B	7,036	-38,765.03
DEUTSCHE SECURITIES	FGL	ORD	29-Jul-09	B	10,082	-56,080.64
DEUTSCHE SECURITIES	FGL	ORD	29-Jul-09	B	54,675	-302,821.11
DEUTSCHE SECURITIES	FGL	ORD	29-Jul-09	B	9,354	-51,802.90
DEUTSCHE SECURITIES	FGL	ORD	29-Jul-09	B	27,358	-150,088.50
DEUTSCHE SECURITIES	FGL	ORD	29-Jul-09	B	4,451	-24,435.89
DEUTSCHE SECURITIES	FGL	ORD	29-Jul-09	B	3,700	-20,288.00
DEUTSCHE SECURITIES	FGL	ORD	30-Jul-09	B	326,005	-1,795,407.34
DEUTSCHE SECURITIES	FGL	ORD	30-Jul-09	B	45,602	-250,940.05
DEUTSCHE SECURITIES	FGL	ORD	30-Jul-09	B	29,723	-163,666.50
DEUTSCHE SECURITIES	FGL	ORD	30-Jul-09	B	1,087	-5,976.58
DEUTSCHE SECURITIES	FGL	ORD	30-Jul-09	B	35,792	-196,660.50
DEUTSCHE SECURITIES	FGL	ORD	30-Jul-09	B	45,895	-251,900.55
DEUTSCHE SECURITIES	FGL	ORD	30-Jul-09	B	5,105	-28,051.95
DEUTSCHE SECURITIES	FGL	ORD	30-Jul-09	B	2,100	-11,550.00
DEUTSCHE SECURITIES	FGL	ORD	30-Jul-09	B	10,000	-54,800.00
DEUTSCHE SECURITIES	FGL	ORD	30-Jul-09	B	5,000	-27,725.00
DEUTSCHE SECURITIES	FGL	ORD	30-Jul-09	B	92,400	-508,680.48
DEUTSCHE SECURITIES	FGL	ORD	30-Jul-09	B	204,323	-1,124,512.06
DEUTSCHE SECURITIES	FGL	ORD	31-Jul-09	B	4,437	-24,314.76
DEUTSCHE SECURITIES	FGL	ORD	31-Jul-09	B	12,700	-68,593.00
DEUTSCHE SECURITIES	FGL	ORD	31-Jul-09	B	125,689	-676,942.22
DEUTSCHE SECURITIES	FGL	ORD	31-Jul-09	B	112,692	-607,931.64
DEUTSCHE SECURITIES	FGL	ORD	31-Jul-09	B	199,784	-1,072,896.90
DEUTSCHE SECURITIES	FGL	ORD	31-Jul-09	B	70,246	-377,261.29
DEUTSCHE SECURITIES	FGL	ORD	31-Jul-09	B	95,474	-515,376.10
DEUTSCHE SECURITIES	FGL	ORD	31-Jul-09	B	277,242	-1,510,886.73
DEUTSCHE SECURITIES	FGL	ORD	31-Jul-09	B	24,121	-129,516.56
DEUTSCHE SECURITIES	FGL	ORD	31-Jul-09	B	2,600	-13,910.84
DEUTSCHE SECURITIES	FGL	ORD	31-Jul-09	B	32,400	-173,271.96
DEUTSCHE SECURITIES	FGL	ORD	31-Jul-09	B	14,500	-78,489.89
DEUTSCHE SECURITIES	FGL	ORD	31-Jul-09	B	7,896	-42,335.98
DEUTSCHE SECURITIES	FGL	ORD	03-Aug-09	B	2	-10.78
DEUTSCHE SECURITIES	FGL	ORD	03-Aug-09	B	2	-10.78
DEUTSCHE SECURITIES	FGL	ORD	03-Aug-09	B	4	-21.48
DEUTSCHE SECURITIES	FGL	ORD	03-Aug-09	B	47,059	-250,050.48
DEUTSCHE SECURITIES	FGL	ORD	03-Aug-09	B	158,289	-849,641.69
DEUTSCHE SECURITIES	FGL	ORD	03-Aug-09	B	1,322	-7,019.82
DEUTSCHE SECURITIES	FGL	ORD	03-Aug-09	B	1,424	-7,532.96
DEUTSCHE SECURITIES	FGL	ORD	03-Aug-09	B	8,300	-43,824.00
DEUTSCHE SECURITIES	FGL	ORD	03-Aug-09	B	32,296	-171,779.60
DEUTSCHE SECURITIES	FGL	ORD	03-Aug-09	B	700,093	-3,750,560.71
DEUTSCHE SECURITIES	FGL	ORD	03-Aug-09	B	53,522	-284,865.62

Note: Some transactions are available at time of filing.

Schedule 1 to Form 603

Group Name	ASX	Stock	Trade Date	Trans Type	Trans.Number	Consideration
DEUTSCHE SECURITIES	FGL	ORD	03-Aug-09	B	2,600	-13,880.97
DEUTSCHE SECURITIES	FGL	ORD	03-Aug-09	B	1,766	-9,452.48
DEUTSCHE SECURITIES	FGL	ORD	03-Aug-09	B	14,980	-79,293.93
DEUTSCHE SECURITIES	FGL	ORD	03-Aug-09	B	94,000	-501,020.00
DEUTSCHE SECURITIES	FGL	ORD	03-Aug-09	B	4,916	-26,249.47
DEUTSCHE SECURITIES	FGL	ORD	03-Aug-09	B	48,600	-260,627.74
DEUTSCHE SECURITIES	FGL	ORD	04-Aug-09	B	2,798	-14,894.48
DEUTSCHE SECURITIES	FGL	ORD	04-Aug-09	B	4,000	-21,360.00
DEUTSCHE SECURITIES	FGL	ORD	04-Aug-09	B	20,271	-107,816.55
DEUTSCHE SECURITIES	FGL	ORD	04-Aug-09	B	275,556	-1,463,665.96
DEUTSCHE SECURITIES	FGL	ORD	04-Aug-09	B	3,480	-18,513.60
DEUTSCHE SECURITIES	FGL	ORD	04-Aug-09	B	2,353	-13,035.62
DEUTSCHE SECURITIES	FGL	ORD	04-Aug-09	B	32,466	-173,043.78
DEUTSCHE SECURITIES	FGL	ORD	04-Aug-09	B	17,000	-90,610.00
DEUTSCHE SECURITIES	FGL	ORD	04-Aug-09	B	30,128	-160,377.37
DEUTSCHE SECURITIES	FGL	ORD	04-Aug-09	B	27,771	-147,258.42
DEUTSCHE SECURITIES	FGL	ORD	05-Aug-09	B	176,281	-953,072.40
DEUTSCHE SECURITIES	FGL	ORD	05-Aug-09	B	2,500	-13,575.00
DEUTSCHE SECURITIES	FGL	ORD	05-Aug-09	B	200,000	-1,087,000.00
DEUTSCHE SECURITIES	FGL	ORD	05-Aug-09	B	205,653	-1,109,333.17
DEUTSCHE SECURITIES	FGL	ORD	05-Aug-09	B	57,507	-312,736.70
DEUTSCHE SECURITIES	FGL	ORD	05-Aug-09	B	68,771	-371,334.74
DEUTSCHE SECURITIES	FGL	ORD	05-Aug-09	B	35,421	-191,545.56
DEUTSCHE SECURITIES	FGL	ORD	05-Aug-09	B	2,409	-12,997.46
DEUTSCHE SECURITIES	FGL	ORD	05-Aug-09	B	22,491	-120,876.67
DEUTSCHE SECURITIES	FGL	ORD	05-Aug-09	B	12,000	-64,720.00
DEUTSCHE SECURITIES	FGL	ORD	05-Aug-09	B	21,288	-114,970.10
DEUTSCHE SECURITIES	FGL	ORD	From 6-Apr to 5-Aug-09	Change in interest derived from options over	189,220 shares	
DEUTSCHE SECURITIES	FGL	ORD	From 6-Apr to 5-Aug-09	Movement due to stock loan or collateral transactions	5,500	n/a
DEUTSCHE BANK AG (LONDON)	FGL	ORD	06-Apr-09	B	12,705	-64,033.20
DEUTSCHE BANK AG (LONDON)	FGL	ORD	29-May-09	B	9,863	-48,328.70
DEUTSCHE BANK AG (LONDON)	FGL	ORD	09-Jun-09	B	3,555	-18,059.40
DEUTSCHE BANK AG (LONDON)	FGL	ORD	10-Jun-09	B	17,719	-90,544.09
DEUTSCHE BANK AG (LONDON)	FGL	ORD	16-Jun-09	B	1,596	-8,155.56
DEUTSCHE BANK AG (LONDON)	FGL	ORD	17-Jun-09	B	10,354	-52,908.94
DEUTSCHE BANK AG (LONDON)	FGL	ORD	18-Jun-09	B	18,452	-95,396.84
DEUTSCHE BANK AG (LONDON)	FGL	ORD	26-Jun-09	B	164,856	-1,050,000.84
DEUTSCHE BANK AG (LONDON)	FGL	ORD	17-Jul-09	B	10,793	-58,713.92
DEUTSCHE BANK AG (LONDON)	FGL	ORD	21-Jul-09	B	603	-3,274.29
DEUTSCHE BANK AG (LONDON)	FGL	ORD	21-Jul-09	B	15,347	-83,641.15
DEUTSCHE BANK AG (LONDON)	FGL	ORD	27-Jul-09	B	6,909	-38,206.77
DEUTSCHE BANK AG (LONDON)	FGL	ORD	30-Jul-09	B	2,083	-11,414.84
DEUTSCHE BANK AG (LONDON)	FGL	ORD	05-Aug-09	Movement due to stock loan or collateral transactions	8,128,797	n/a
DEUTSCHE BANK AG (SYDNEY)	FGL	ORD	15-Jul-09	B	1,406	-7,620.52
DEUTSCHE ASSET MANAGEMENT (ASIA)	FGL	ORD	28-Apr-09	B	8,000	-41,262.40
DEUTSCHE ASSET MANAGEMENT (ASIA)	FGL	ORD	28-Apr-09	B	78,978	-407,352.73
DEUTSCHE ASSET MANAGEMENT (HONG KONG)	FGL	ORD	28-Apr-09	B	96,743	-498,981.05
DEUTSCHE ASSET MANAGEMENT (HONG KONG)	FGL	ORD	28-Apr-09	B	52,792	-272,290.58
DEUTSCHE ASSET MANAGEMENT (HONG KONG)	FGL	ORD	29-Apr-09	B	25,146	-129,977.16
DEUTSCHE ASSET MANAGEMENT (HONG KONG)	FGL	ORD	29-Apr-09	B	12,990	-67,144.01
DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC	FGL	ORD	29-Apr-09	B	16,834	-86,738.45
DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC	FGL	ORD	29-Apr-09	B	23,566	-121,425.58
DEUTSCHE ASSET MANAGEMENT INVESTMENTGESELLSCHAFT MBH	FGL	ORD	01-May-09	B	1,600	-8,294.56
DEUTSCHE ASSET MANAGEMENT INVESTMENTGESELLSCHAFT MBH	FGL	ORD	09-Jun-09	B	6,515	-33,226.50

Note: Some transactions are available at time of filing.

FOSTER'S GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Notice of initial substantial holder (Deutsche Bank AG) PART 2"

Released: 10 August 2009

Pages: 41
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

ASLA

Australian Securities Lending Association Limited

(ACN 054 944 482)
Level 18, 20 Bond Street
Sydney NSW 2000
Tel: (02) 9220 1413
Fax: (02) 9220 1379

AUSTRALIAN MASTER SECURITIES LENDING AGREEMENT *

(Version: November 2003)

dated as of: 13 March 2008

Between: (1) Deutsche Securities Australia Limited
ABN 65 003 204 368

a company incorporated under the laws of Australia

of Level 16, Deutsche Bank Place, Cnr Phillip and Hunter Streets, Sydney, NSW 2000

And: (2) National Australia Bank Limited
ABN 12 004 044 937

a company incorporated under the laws of Victoria

of Level 34, 500 Bourke Street, Melbourne, Victoria 3000

- *The original (Version: 4 April 1997) version of this agreement was adapted from the ISLA Overseas Securities Lender's Agreement (Version: December 1995, as amended by 1996 UK Tax Addendum), prepared by Clifford Chance, London, England for use by parties required to meet UK Inland Revenue tax requirements. The 4 April 1997 version has been updated in December 2002 and November 2003 to take account of, among other things, intervening Australian tax, stamp duty and regulatory changes, and also to better reflect Australian market practice.*
- *The original and updated versions of this agreement are both also subject to the "Warning and Disclaimer" on the coversheet to the original (Version: 4 April 1997) and updated (Version: November 2003) "User's Guide" relating to this agreement.*

Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Telephone (02) 9296 2000
Fax (02) 9296 3999
DX 113 Sydney
Ref: JCK

Contents

Agreement Page No

AGREEMENT

Recitals:

A. The Parties hereto are desirous of agreeing to a procedure whereby either one of them (the "Lender") will make available to the other of them (the "Borrower") from time to time Securities (as hereinafter defined).

B. All transactions carried out under this Agreement will be effected in accordance with the Rules (as hereinafter defined), if applicable, together with current market practices, customs and conventions, in so far as they are not inconsistent with the terms of this Agreement.

Operative provisions:

1 Interpretation

1.1 **[Definitions]** The terms defined in clause 26 and in Schedule 1 have the meanings therein specified for the purposes of this Agreement.

1.2 **[Inconsistency]** In the event of any inconsistency between the provisions of Schedule 1 and the other provisions of this Agreement, Schedule 1 will prevail. In the event of any inconsistency between the provisions (if any) of Schedule 3 and the other provisions of this Agreement (including Schedule 1), Schedule 3 will prevail. In the event of any inconsistency between the provisions of any Confirmation and this Agreement (including Schedules 1 and 3), such Confirmation will prevail for the purpose of the relevant transaction.

1.3 **[Single agreement]** All transactions are entered into in reliance on the fact that this Agreement and all Confirmations form a single agreement between the Parties (collectively referred to as this "Agreement"), and the Parties would not otherwise enter into any transactions.

1.4 **[Interpretation]** In this Agreement:

(a) Unless the context otherwise requires:

(i) The singular includes the plural and vice versa.

(ii) A person includes a corporation.

(iii) A corporation includes any body corporate and any statutory authority.

(iv) A reference to a statute, ordinance, code or other law or the Rules includes regulations or other instruments under it or them and consolidations, amendments, re-enactments or replacements of any of them.

(b) Notwithstanding the use of expressions such as "borrow", "lend", "Collateral", "Margin", "redeliver" etc., which are used to reflect terminology used in the market for transactions of the kind provided for in this Agreement, all right, title and interest in and to Securities "borrowed" or "lent" and "Collateral" which one Party Transfers to the other in accordance with this Agreement ("title") shall pass from one Party to the other free and clear of any liens, claims, charges or encumbrances or any other interest of the Transferring Party or of any third party (other than a lien routinely imposed on all securities in a relevant clearance system), the Party obtaining such title being obliged to redeliver Equivalent Securities or Equivalent Collateral, as the case may be. Each Transfer under this Agreement will be made so as to constitute or result in a valid and legally effective transfer of the Transferring Party's legal and beneficial title to the recipient.

(c) Where, in respect of any transaction, any distribution is made, or Income or fee is paid, other than in cash, the provisions of this agreement (other than clause 4.2(b)) shall apply, with necessary modifications, to the same extent as if the distribution, Income or fee had been made or paid in cash, and terms such as "pay" and "amount" shall be construed accordingly.

1.5 [Headings] All headings appear for convenience only and shall not affect the interpretation of this Agreement.

1.6 [Currency conversion] For the purposes of clauses 6, 8.3 and 8.4, when a conversion into the Base Currency is required, all prices, sums or values (including any Value, Offer Value and Bid Value) of Securities, Equivalent Securities, Collateral or Equivalent Collateral (including Cash Collateral) stated in currencies other than the Base Currency shall be converted into the Base Currency at the rate quoted by an Australian bank selected by the Lender (or, if an Event of Default has occurred in relation to the Lender, by the Borrower) at or about 11.00am (Sydney time) on the day of conversion as its spot rate for the sale by the bank of the Base Currency in exchange for the relevant other currency.

1.7 [Other agreements] Where at any time there is in existence any other agreement between the Parties the terms of which make provision for the lending of Securities (as defined in this Agreement) as well as other securities, the terms of this Agreement shall apply to the lending of such Securities to the exclusion of any other such agreement.

1.8 [Nominees] If payment is made or Securities, Equivalent Securities, Collateral or Equivalent Collateral is Transferred to a Party's nominee or otherwise in accordance with the directions of a Party (whether by the other Party or by a third party), it shall be deemed, for the purposes of this agreement, to have been paid or made or Transferred to the first mentioned Party.

2 Loans of Securities

2.1 [Borrowing Request and acceptance thereof] The Lender will lend Securities to the Borrower, and the Borrower will borrow Securities from the Lender, in accordance with the terms and conditions of this Agreement and with the Rules. The terms of each Loan should be agreed prior to the commencement of the relevant Loan, either orally or in writing (including any agreed form of electronic communication) and confirmed in such form and on such basis as is agreed between the Parties. Any confirmation produced by a Party shall not supersede or prevail over the prior oral, written or electronic communication (as the case may be).

2.2 [Changes to a Borrowing Request] The Borrower has the right to reduce the amount of Securities referred to in, or otherwise vary, a Borrowing Request provided that:

(a) the Borrower has notified the Lender of such reduction or variation no later than midday Australian Eastern standard or summer (as appropriate) time on the day which is two Business Days prior to the Settlement Date, unless otherwise agreed between the Parties, and

(b) the Lender shall have accepted such reduction or variation (by whatever means).

3 Delivery of Securities

[Delivery of Securities] The Lender shall procure the delivery of Securities to the Borrower or deliver such Securities in accordance with the relevant agreement together with appropriate instruments of transfer (where necessary) duly stamped (where necessary) and such other instruments (if any) as may be requisite to vest title thereto in the Borrower. Such Securities shall be deemed to have been delivered by the Lender to the Borrower on delivery to the Borrower or as it shall direct of the relevant instruments of transfer and certificates or other documents of title (if any), or in the case of Securities title to which is registered in a computer based system which provides for the recording and transfer of title to the same by way of electronic entries (such as CHESS), on the transfer of title in accordance with the rules and procedures of such system as in force from time to time, or by such other means as may be agreed.

4 Title, Distributions and Voting

4.1 [Passing of title] The Parties shall execute and deliver all necessary documents and give all necessary instructions to procure that all right, title and interest in:

(a) any Securities borrowed pursuant to clause 2;

(b) any Equivalent Securities redelivered pursuant to clause 7;

(c) any Collateral delivered pursuant to clause 6;

(d) any Equivalent Collateral redelivered pursuant to clauses 6 or 7,

shall pass from one Party to the other, free from all liens, charges, equities and encumbrances, on delivery or redelivery of the same in accordance with this Agreement. In the case of Securities, Collateral, Equivalent Securities or Equivalent Collateral title to which is registered in a computer based system which provides for the recording and transfer of title to the same by way of electronic entries, delivery and transfer of title shall take place in accordance with the rules and procedures of such system as in force from time to time.

4.2 [Distributions]

(a) [Distributions] Unless otherwise agreed, where Income is paid by the issuer in relation to any Securities on or by reference to an Income Payment Date on which such Securities are the subject of a loan under this Agreement, the Borrower shall, on the date of the payment of such Income, or on such other date as the Parties may from time to time agree, (the **"Relevant Payment Date"**) pay to the Lender a sum of money (a **"Substitute payment"**) equivalent to the amount that the Lender would

have been entitled to receive (after any deduction, withholding or payment for or on account of any tax made by the relevant issuer (or on its behalf) in respect of such Income) had such Securities not been loaned to the Borrower and been held by the Lender on the Income Payment Date, irrespective of whether the Borrower received the same.

(b) [Corporate actions] Subject to paragraph (c) (unless otherwise agreed), where, in respect of any borrowed Securities or any Collateral, any rights relating to conversion, subdivision, consolidation, pre-emption, rights arising under a takeover offer or other rights, including those requiring election by the holder for the time being of such Securities or Collateral, become exercisable prior to the redelivery of Equivalent Securities or Equivalent Collateral, then the Lender or Borrower, as the case may be, may, within a reasonable time before the latest time for the exercise of the right or option, give written notice to the other Party that, on redelivery of Equivalent Securities or Equivalent Collateral, as the case may be, it wishes to receive Equivalent Securities or Equivalent Collateral in such form as will arise if the right is exercised or, in the case of a right which may be exercised in more than one manner, is exercised as is specified in such written notice.

(c) [1936 Tax Act sections 26BC(3)(c)(ii) and (v) requirements] Notwithstanding paragraph (b), where, in respect of any borrowed Securities or any Collateral, the relevant issuer company, trustee, government or government authority issues any right or option in respect of the borrowed Securities or Collateral, as the case may be, the Borrower or the Lender, respectively, must deliver or make available, as the case may be, to the other Party on the date of such issue or on such other date as the Parties may from time to time agree:

(i) the right, or option; or

(ii) an identical right or option; or

(iii) a payment equal to the value to the Lender or the Borrower, respectively, of the right or option;

together with any such endorsements or assignments as shall be customary and appropriate.

(d) [Manner of payment] Any payment to be made by the Borrower under this clause shall be made in a manner to be agreed between the Parties.

4.3 [Voting] Unless paragraph 4 in Schedule 1 specifies that this clause 4.3 does not apply, each Party undertakes that, where it holds Securities of the same description as any Securities borrowed by it or transferred to it by way of Collateral at a time when a right to vote arises in respect of such Securities, it will use its best endeavours to arrange for the voting rights attached to such Securities to be exercised in accordance with the instructions of the other Party provided always that each Party shall use its best endeavours to notify the other of its instructions in writing no later than seven Business Days prior to the date upon which such votes are exercisable, or as otherwise agreed between the Parties, and that the Party concerned shall not be obliged so to exercise the votes in respect of the number of Securities greater than the number so lent or transferred to it. For the avoidance of doubt, the Parties agree that, subject as hereinbefore provided, any voting rights attaching to the relevant Securities, Equivalent Securities, collateral and/or Equivalent Collateral shall be exercisable by the persons in whose name they are registered, or in the case of Securities, Equivalent Securities, collateral and/or Equivalent Collateral in bearer form by the persons by or on behalf of whom they are held, and not necessarily by the Borrower or the Lender (as the case may be).

5 Fees

5.1 [Fees] In respect of each loan of Securities:

(a) for which the Collateral is cash:

(i) the Lender must pay a fee to the Borrower in respect of the amount of that Collateral, calculated at the rate agreed between them; and

(ii) unless the Parties otherwise agree, the Borrower is not obliged to pay a fee to the Lender;

(b) for which there is no Cash Collateral, the Borrower must pay a fee to the Lender, calculated at the rate agreed between them.

5.2 [Where there are different types of Collateral] Where the Collateral comprises only partly cash, clause 5.1 is to be construed as if there were separate loans of Securities, one secured solely by Cash Collateral and the other secured solely by non-cash Collateral.

5.3 [Calculation of fees] In respect of each loan of Securities, the payments referred to in clause 5.1 of this clause shall accrue daily in respect of the period commencing on and inclusive of the Settlement Date and terminating on and exclusive of the Business Day upon which Equivalent Securities are redelivered or Cash Collateral is repaid. Unless otherwise agreed, the sums so accruing in respect of each calendar month shall be paid in arrears by the Borrower to the Lender or to the Borrower by the Lender (as the case may be) not later than the Business Day which is one week after the last Business Day of the calendar month to which such payment relates or such other date as the Parties from time to time agree. Any payment made pursuant to clause 5.1 shall be in Australian currency, unless otherwise agreed, and shall be paid in such manner and at such place as shall be agreed between the Parties.

6 Collateral

6.1 [**Borrower's obligation to provide Collateral**] Unless otherwise agreed, subject to the other provisions of this clause 6, the Borrower undertakes to deliver to or deposit with the Lender (or in accordance with the Lender's instructions) Collateral of the kind specified in the relevant Borrowing Request or as otherwise agreed between the Parties (together with appropriate instruments of transfer duly stamped (where necessary) and such other instruments as may be requisite to vest title thereto in the Lender) simultaneously with delivery of the borrowed Securities by the Lender.

6.2 [**Global margining**]

(a) [**Adjustments to Collateral**] Unless otherwise agreed between the Parties, subject to paragraph (b), clause 6.4 and paragraph 1.5 in Schedule 1:

(i) The aggregate Value of the Collateral delivered to or deposited with the Lender or its nominated bank or depositary (excluding any Collateral repaid or redelivered under paragraph (ii) below (as the case may be)) in respect of all loans of Securities outstanding under this Agreement (**"Posted Collateral"**) shall from day to day and at any time be at least the aggregate of the Required Collateral Values in respect of such loans.

(ii) If at any time the aggregate Value of the Posted Collateral in respect of all loans of Securities outstanding under this Agreement exceeds the aggregate of the Required Collateral Values in respect of such loans, the Lender shall (on demand) repay such Cash Collateral and/or redeliver to the Borrower such Equivalent Collateral as will eliminate the excess.

(iii) If at any time the aggregate Value of the Posted Collateral in respect of all loans of Securities outstanding under this Agreement falls below the aggregate of Required Collateral Values in respect of all such loans, the Borrower shall (on demand) provide such further Collateral to the Lender as will eliminate the deficiency.

(b) [**Netting of Collateral obligations where a Party is both Lender and Borrower**] Unless otherwise agreed between the Parties, subject to clause 6.4 and paragraph 1.5 in Schedule 1, where paragraph (a) applies, if a Party (the **"first Party"**) would, but for this paragraph, be required under paragraph (a) to repay Cash Collateral, redeliver Equivalent Collateral or provide further Collateral in circumstances where the other Party (the **"second Party"**) would, but for this paragraph, also be required to repay Cash Collateral, redeliver Equivalent Collateral or provide further Collateral under paragraph (a), then the Value of the Cash Collateral, Equivalent Collateral or further Collateral deliverable by the first Party ("X") shall be set-off against the Value of the Cash Collateral, Equivalent Collateral or further Collateral deliverable by the second Party ("Y") and the only obligation of the Parties under paragraph (a) shall be, where X exceeds Y, an obligation of the first Party, or where Y exceed X, an obligation of the second Party, (on demand) to repay Cash Collateral, redeliver Equivalent Collateral or deliver further Collateral having a Value equal to the difference between X and Y.

6.3 **[Required Collateral Value]** For the purposes of clause 6.2(a), the Value of the Posted Collateral to be delivered or deposited in respect of any loan of Securities, while the loan of Securities continues, shall be equal to the aggregate of the Value of the borrowed Securities and the Margin applicable thereto (the "**Required Collateral Value**").

6.4 **[Time for payment/repayment of Collateral]** Except as provided in clause 6.1 or clause 6.6 or as otherwise agreed, where any Cash Collateral is to be repaid, Equivalent Collateral is to be redelivered or further Collateral is to be provided under this clause 6, it shall be paid or delivered as stated in paragraph 1.4 in Schedule 1.

6.5 **[Substitution of Alternative Collateral]** The Borrower may from time to time call for the repayment of Cash Collateral or the redelivery of Equivalent Collateral prior to the date on which the same would otherwise have been repayable or redeliverable, provided that, at the time of such repayment or redelivery, the Borrower shall have delivered or delivers Alternative Collateral acceptable to the Lender.

6.6 **[Return of Collateral/Equivalent Collateral on redelivery of Equivalent Securities]**

(a) Cash Collateral shall be repaid and Equivalent Collateral shall be redelivered at the same time as Equivalent Securities in respect of the Securities borrowed are redelivered.

(b) Where Collateral is provided through a book entry transfer system (such as Austraclear or RITS), the obligation of the Lender shall be to redeliver Equivalent Collateral through such book entry transfer system in accordance with this Agreement. If the loan of Securities in respect of which Collateral was provided has not been discharged when the Equivalent Collateral is redelivered, any payment obligation generated within the book entry transfer system on such redelivery shall, until the loan of Securities is discharged or further Collateral is provided, be deemed to constitute an obligation to pay Cash Collateral.

6.7 **[Receipt by Lender of Income on Collateral]** Where Collateral (other than Cash Collateral) is delivered in respect of which any Income may become payable and an Income Payment Date in respect of that Collateral occurs prior to the redelivery of Equivalent Collateral, then, unless such Income is paid directly to the Borrower, the Lender shall, on the date on which such Income is paid or on such other date as the Parties may from time to time agree, pay to the Borrower a sum of money (a "**Substitute payment**") equivalent to the amount of such Income that (after any deduction, withholding or payment for or on account of any tax made by the relevant issuer (or on its behalf) in respect of such Income) the Lender either actually received, or would have been entitled to receive had such Collateral been held by the Lender on the Income Payment Date, irrespective of whether the Lender received the same. If the Lender is required by law, as modified by the practice of any relevant taxing authority, to make any deduction or withholding from any Substitute payment to be made under the preceding sentence, then the Lender must:

(a) promptly pay to the relevant taxing authority the full amount of the deduction or withholding; and

(b) forward to the Borrower on request a copy of any official receipt or other evidence showing that the full amount of any such deduction or withholding has been paid over to the relevant taxing authority.

6.8 **[Borrower's rights re Collateral are not assignable]** The Borrower may not assign, transfer or otherwise dispose of, or mortgage, charge or otherwise encumber, or otherwise deal with its rights in respect of any Collateral without the prior written consent of the Lender.

6.9 **[Lender may set off obligation to repay or return Equivalent Collateral]** If the Borrower fails to comply with its obligation to redeliver Equivalent Securities, the obligation of the Lender in respect of any Collateral may be the subject of a set-off in accordance with clause 8.

6.10 **[Collateral provided to Lender's Nominee]** Without limiting clause 1.8, where Collateral is provided to the Lender's nominee, any obligation under this Agreement to repay or redeliver or otherwise account for Equivalent Collateral shall be an obligation of the Lender, notwithstanding that any such repayment or redelivery may be effected in any particular case by the nominee.

6.11 **[Letters of Credit]** If the Collateral in respect of one or more loans of Securities is or includes a letter of credit, the Lender may only draw down under that letter of credit when an Event of Default occurs in relation to the Borrower and, upon the Lender drawing down, whether or not permitted under this clause 6.11, the Collateral (or that part of it represented by the letter of credit) becomes Cash Collateral.

6.12 **[Non-Cash Collateral]** If the Collateral in respect of one or more loans of Securities is or includes other Securities and either the Borrower is a taxpayer to whom the Tax Act applies in respect of the disposal of those other Securities or in any other case the Parties so agree:

(a) The Parties acknowledge that the provision of those other Securities is by way of a loan of Securities under this Agreement, to which section 26BC(3)(a) of the 1936 Tax Act may apply (subject to the re-acquisition time being less than 12 months after the original disposal time).

(b) For the purposes of section 26BC(3)(d) of the 1936 Tax Act, the notifiable consideration in respect of the provision of those Securities by way of loan is specified as follows:

(i) There is no fee.

(ii) There is no adjustment for variations in the market value of the Collateral or Equivalent Collateral.

(iii) There is other consideration: see the obligations of the recipient of the Collateral under clauses 4.2(b), 4.2(c), 4.3 and 6.7.

(c) For the avoidance of doubt, this clause 6.12 is directed solely at clarifying either or both of the following issues: that the provision of the other Securities as Collateral is eligible for the application of first section 26BC and secondly, where applicable, sections 216-10 and 216-30 of the 1997 Tax Act. Accordingly, clauses 2, 4.2(a), 5, 6.1 to 6.11, 7, 8, 9.1, 9.2 (unless otherwise agreed), 9.4 and 12 do not apply to any loan of Securities under paragraph (a). Instead, those Securities are simply to be regarded as Collateral for the purposes of those clauses.

7 Redelivery of Equivalent Securities

7.1 **[Borrower's obligation to redeliver Equivalent Securities]** The Borrower undertakes to redeliver Equivalent Securities in accordance with this Agreement and the terms of the relevant Borrowing Request.

7.2 **[Lender may call for redelivery of Equivalent Securities]** Subject to clause 8 and the terms of the relevant Borrowing Request, the Lender may call for the redelivery of all or any Equivalent Securities at any time by giving notice on any Business Day of not less than the Standard Settlement Time for such Equivalent Securities or the equivalent time on the exchange or in the clearing organisation through which the relevant borrowed Securities were originally delivered. The Borrower shall as hereinafter provided redeliver such Equivalent Securities not later than the expiry of such notice in accordance with the Lender's instructions.

7.3 **[Lender may terminate loan if Borrower defaults]** If the Borrower does not redeliver Equivalent Securities in accordance with such call, the Lender may elect to continue the loan of Securities; **provided that**, if the Lender does not elect to continue the loan, the Lender may by written notice to the Borrower elect to terminate the relevant loan. Upon the expiry of such notice the provisions of clauses 8.2 to 8.5 shall apply as if upon the expiry of such notice an Event of Default had occurred in relation to the Borrower (who shall thus be the Defaulting Party for the purposes of this Agreement) and as if the relevant loan were the only loan outstanding.

7.4 **[Consequence of exercise of "buy-in" against Lender, as a result of Borrower default]** In the event that, as a result of the failure of the Borrower to redeliver Equivalent Securities to the Lender in accordance with this Agreement, a "buy-in" is exercised against the Lender, then, provided that reasonable notice has been given to the Borrower of the likelihood of such a "buy-in", the Borrower shall account to the Lender for the total costs and expenses reasonably incurred by the Lender as a result of such "buy-in".

7.5 **[Right of Borrower to terminate loan early]** Subject to the terms of the relevant Borrowing Request, the Borrower shall be entitled at any time to terminate a particular loan of Securities and to redeliver all and any Equivalent Securities due and outstanding to the Lender in accordance with the Lender's instructions.

7A Suspended Securities

7A.1 This clause 7A applies if:

(a) dealings in any borrowed Securities or Collateral Securities are suspended from trading by the stock exchange on which the Securities were listed at the time of delivery under this Agreement, whether by reason of the adverse position of the issuer or otherwise; or

(b) for any other reason concerning the issuer of those Securities (such as the liquidation, provisional liquidation, administration or receivership of the issuer, or the Securities ceasing to be listed for trading on the stock exchange on which they were listed at the time of delivery under this Agreement), or concerning the exchange or clearing house through which they are traded, one Party is unable to transfer title to those Securities or Equivalent Securities to the Other Party.

7A.2 At any time while a situation described in clause 7A.1 prevails in relation to particular borrowed or Collateral Securities (the "Suspended Securities"), either the Lender or the Borrower may give notice (a "Suspension Notice") to the other, in which event clauses 7A.3 and 7A.4 shall apply.

7A.3 If a Suspension Notice is given, the Borrower and the Lender shall promptly enter into negotiations in good faith with a view to promptly agreeing the market value of the Suspended Securities for the purposes of this clause 7A. Neither the Borrower nor the Lender may unreasonably withhold or delay its agreement to a market value reasonably proposed by the other Party.

7A.4 Any market value agreed under clause 7A.3 applies to the Suspended Securities notwithstanding the definition of Value in clause 26.

8 Set-off etc.

8.1 [Requirement for simultaneous delivery] On the date and time that Equivalent Securities are required to be redelivered by the Borrower in accordance with the provisions of this Agreement the Lender shall simultaneously redeliver the Equivalent Collateral and repay any Cash Collateral held (in respect of the Equivalent Securities to be redelivered) to the Borrower. Neither Party shall be obliged to make delivery (or make a payment as the case may be) to the other unless it is satisfied that the other Party will make such delivery (or make an appropriate payment as the case may be) to it simultaneously. If it is not so satisfied (whether because an Event of Default has occurred in respect of the other Party or otherwise), it shall notify the other Party and, unless that other Party has made arrangements which are sufficient to assure full delivery (or the appropriate payment as the case may be) to the notifying Party, the notifying Party shall (provided it is itself in a position, and willing, to perform its own obligations) be entitled to withhold delivery (or payment, as the case may be) to the other Party.

8.2 [Netting following occurrence of Event of Default] If an Event of Default occurs in relation to either Party, the Parties' delivery and payment obligations (and any other obligations they have under this Agreement) shall be accelerated so as to require performance thereof at the time such Event of Default occurs (the date of which shall be the "Performance Date" for the purposes of this clause), and in such event:

(a) the Relevant Value of the Securities to be delivered (or payment to be made, as the case may be) by each Party shall be established in accordance with clause 8.3; and

(b) on the basis of the Relevant Values so established, an account shall be taken (as at the Performance Date) of what is due from each Party to the other and (on the basis that each Party's claim against the other in respect of delivery of Equivalent Securities or Equivalent Collateral or any cash payment equals the Relevant Value thereof) the sums due from one Party shall be set-off against the sums due from the other and only the balance of the account shall be payable (by the Party having the claim valued at the lower amount pursuant to the foregoing) and such balance shall be payable on the Performance Date.

8.3 [Relevant Value] For the purposes of clause 8.2 the Relevant Value:

(a) of any cash payment obligation shall equal its par value (disregarding any amount taken into account under (b) or (c) below);

(b) of any Securities to be delivered by the Defaulting Party shall, subject to clause 8.4(b) and (c) below, equal the Offer Value thereof; and

(c) of any Securities to be delivered to the Defaulting Party shall, subject to clause 8.4(b) and (c) below, equal the Bid Value thereof.

8.4 [Bid Value/Offer Value]

(a) For the purposes of clause 8.3, but subject to (b) and (c) below, the Bid Value and Offer Value of any Securities shall be calculated as at the Close of Business in the most appropriate market for Securities of the relevant description (as determined by the Non-Defaulting Party) on the first Business Day following the Performance Date, or, if the relevant Event of Default occurs outside the normal business hours of such market, on the second Business Day following the Performance Date (the "Default Valuation Time").

(b) Where the Non-Defaulting Party has, following the occurrence of an Event of Default but prior to the Default Valuation Time, purchased Securities forming part of the same issue and being of an identical type and description to those to be delivered by the Defaulting Party and in substantially the same amount as those Securities or sold Securities forming part of the same issue and being of an identical type and description to those to be delivered by the Non-Defaulting Party to the Defaulting Party and in substantially the same amount as those Securities, the cost of such purchase or the proceeds of such sale, as the case may be, (taking into account all reasonable costs, fees and expenses that would be incurred in connection therewith) shall be treated as the Offer Value or Bid Value, as the case may be, of the relevant Securities for the purposes of this clause 8.

(c) Where the amount of any Securities sold or purchased as mentioned in (b) above is not in substantially the same amount as those Securities to be valued for the purposes of clause 8.3, the Offer Value or the Bid Value (as the case may be) of those Securities shall be ascertained by:

(i) dividing the net proceeds of sale or cost of purchase by the amount of the Securities sold or purchased so as to obtain a net unit price; and

(ii) multiplying that net unit price by the amount of the Securities to be valued.

8.5 [Interpretation: "Securities"] Any reference in this clause 8 to Securities shall include any asset other than cash provided by way of Collateral, and, for the avoidance of doubt, shall include Equivalent Securities and Equivalent Collateral.

8.6 [Interpretation: "Event of Default"] If the Borrower or the Lender for any reason fails to comply with its respective obligations under clause 6.6 in respect of the redelivery of Equivalent Collateral or the repayment of Cash Collateral, such failure shall be an Event of Default for the purposes of this clause 8, and the person failing to comply shall thus be the Defaulting Party.

8.7 [Waiver of right to require simultaneous delivery] Subject to and without prejudice to its rights under clause 8.1, either Party may from time to time in accordance with market practice and in recognition of the practical difficulties in arranging simultaneous delivery of Securities, Collateral and cash transfers waive its right under this Agreement in respect of simultaneous delivery and/or payment; provided that no such waiver in respect of one transaction shall bind it in respect of any other transaction.

9 Stamp duty, taxes etc and loss of tax benefits

9.1 [Stamp duty etc] The Borrower hereby undertakes promptly to pay and account for any transfer or similar duties or taxes, and any loan security or other stamp duties, (if any) chargeable in connection with any transaction effected pursuant to or contemplated by this Agreement, and shall indemnify and keep indemnified the Lender against any liability arising in respect thereof as a result of the Borrower's failure to do so.

9.2 [Borrower to give Transfer of Distribution Statement to Lender re Franked Distributions] If:

(a) an Income Payment Date occurs during an Income Determination Period in relation to a particular loan of Securities;

(b) had the Lender been the holder of those Securities on the relevant Income Payment Date, it would have received a Franked Distribution in respect of those Securities;

(c) the Agreement or the relevant Confirmation states that the Lender is an Australian Taxpayer;

(d) the failure of the Lender to receive a Franked Distribution is not due to any unreasonable act or omission by or on behalf of the Lender; and

(e) neither paragraph 7 in Schedule 1 nor the relevant Confirmation states that the Lender is not entitled to compensation for the loss of Imputation Benefits;

then:

(f) the Borrower must either:

(i) if section 216-10 of the 1997 Tax Act applies, as soon as practicable, and in any event within 10 Business Days after the relevant Income Payment Date, give to the Lender a Transfer of Distribution Statement in respect of those Securities (which the Borrower is to be taken as having warranted is correct in all material respects and is effective for the purposes of section 216-30 of the 1997 Tax Act); or

(ii) otherwise, on the 10th Business Day after the relevant Income Payment Date pay to the Lender an amount equal to the Franking Credit allocated (or, under section 202-65 of the 1997 Tax Act, taken to have been allocated) to the Franked Distribution and specified in the Distribution Statement for that Franked Distribution.

9.3 [Deleted.]

9.4 **["Notifiable consideration" for the purposes of s 26BC(3)(d) of the 1936 Tax Act]** For the purposes of section 26BC(3)(d) of the 1936 Tax Act, the notifiable consideration in respect of any loan of Securities is dissected as follows:

(a) a fee - see clause 5.1 (as applicable); and

(b) other consideration - see clauses 4.2, 6 and 9 and the definition of "Equivalent Securities" in clause 26.

9.5 [GST]

(a) All payments (including the provision of any non-monetary consideration) to be made by either Party under or in connection with this Agreement have been calculated without regard to GST.

(b) If all or part of any such payment is the consideration for a Taxable Supply, then, when the payer makes the payment, the payer must, after receipt of a Tax Invoice, pay to the supplier additional consideration equal to the GST Amount. Such additional amount is to be paid on the earlier of:

(i) the date of the first payment for the Taxable Supply; and

(ii) the date five Business Days after the date on which the Tax Invoice for the Taxable Supply is received by the payer.

(c) Where under or in connection with this Agreement a Party is required to reimburse or indemnify for an amount, that Party will pay the relevant amount:

(i) including any sum in respect of GST which has been paid by the payee upon any supply made to the payee in connection with the circumstances giving rise to the operation of the indemnity or right of reimbursement;

(ii) less any GST Input Tax Credit that that Party determines (acting reasonably) that the payee is entitled to claim in respect of the circumstances giving rise to the operation of the indemnity or right of reimbursement.

(d) If a person is a member of a GST Group, references to GST for which the person is liable and to Input Tax Credits to which the person is entitled include GST for which the Representative Member of the GST Group is liable and Input Tax Credits to which the Representative Member is entitled.

(e) In this clause:

GST means the goods and services tax as imposed by the GST Law together with any related interest, penalties, fines or other charges.

GST Amount means in relation to a Taxable Supply the amount of GST for which the supplier is liable in respect of the Taxable Supply.

GST Group has the meaning given to this term by the GST Law.

GST Law has the meaning given to that term in A New Tax System (Goods and Services Tax) Act 1999 (or, if that Act does not exist for any reason, means any Act imposing or relating to the imposition or administration of a goods and services tax in Australia) and any regulation made under that Act.

Input Tax Credit has the meaning given to that term by the GST Law.

Invoice has the meaning given to that term by the GST Law.

Representative Member has the meaning given to that term by the GST Law.

Taxable Supply has the meaning given to that term by the GST Law.

Tax Invoice has the meaning given to that term by the GST Law.

9.6 [Non-Australian GST]

(a) All payments (including the provision of any non-monetary consideration) to be made by either Party under or in connection with this Agreement have been calculated without regard to Non-Australian GST.

(b) If all or part of any such payment is the consideration for a supply of goods or services (however defined) in respect of which Non-Australian GST is payable (whether by a Party or its Related Entities or any person on its behalf or in its place (the "supplier")) to any relevant tax authority or government agency, the other Party must pay to the supplier additional consideration equal to the amount of any such Non-Australian GST. Such additional amount is to be paid on demand by the supplier.

(c) Where under or in connection with this Agreement a Party is required to reimburse or indemnify for an amount, that Party will pay the relevant amount:

(i) including any sum in respect of non-Australian GST which has been paid by the payee upon any supply made to the payee in connection with the circumstances giving rise to the operation of the indemnity or right of reimbursement;

(ii) less any input tax credit (however defined or described) that that Party determines (acting reasonably) that the payee is entitled under the law applicable to that Non-Australian GST to claim in respect of the circumstances giving rise to the operation of the indemnity or right of reimbursement.

(d) In this clause, the expression *Non-Australian GST* means any goods and services tax, value added tax or similar transactional tax, however described, imposed on supplies of goods or services (however defined) under the law of any jurisdiction outside Australia, together with any related interest, penalties, fines or other charges.

9.7 [Grossing up]

(a) All payments under clauses 4.2 (a), 5.1(b) and 13 of this Agreement are to be made free and clear of, and without any deduction or withholding for or on account of, any taxes.

(b) Accordingly, if any deduction or withholding in respect of any such payment is required by law, as modified by the practice of any relevant taxing authority, then the payer must:

(i) pay to the other Party, in addition to the payment to which that other Party is otherwise entitled under this Agreement, such additional amount as is necessary to ensure that the net amount (free and clear of any taxes payable by deduction or withholding, whether assessed against one Party or the other) will equal the full amount that that other Party would have received had no such deduction or withholding been required;

(ii) promptly pay to the relevant taxing authority the full amount of the deduction or withholding by the payer; and

(iii) forward to the payee on request a copy of any official receipt or other evidence showing that the full amount of any such deduction or withholding has been paid over to the relevant taxing authority.

(c) Otherwise, unless otherwise agreed in respect of a particular loan of Securities or a particular payment, no such gross up is required in respect of any payment under this Agreement.

10 Lender's warranties

[Lender's warranties] Each Party hereby warrants and undertakes to the other on a continuing basis, to the intent that such warranties shall survive the completion of any transaction contemplated by this Agreement, that, where acting as a Lender:

(a) it is duly authorised and empowered to perform its duties and obligations under this Agreement;

(b) it is not restricted under the terms of its constitution or in any other manner from lending Securities in accordance with this Agreement or from otherwise performing its obligations under this Agreement;

(c) it is absolutely entitled to pass full legal and beneficial ownership of all Securities provided by it under this Agreement to the Borrower free from all liens, charges, equities and encumbrances;

(d) where paragraph 3 in Schedule 1 specifies that this clause 10(d) applies, it is not resident in Australia for the purposes of the Tax Act and either:

(i) does not have a branch or other permanent establishment in Australia for the purposes of the Tax Act or of any applicable double tax agreement between Australia and its country of tax residence; or

(ii) if it does have such a branch or other permanent establishment in Australia, that the loan is not entered into in the course of carrying on business through such branch or permanent establishment; and

(e) unless clause 14 applies, it is acting as principal in respect of this Agreement.

11 Borrower's warranties

[Borrower's warranties] Each Party hereby warrants and undertakes to the other on a continuing basis, to the intent that such warranties shall survive the completion of any transaction contemplated by this Agreement, that, where acting as a Borrower:

(a) it has all necessary licences and approvals, and is duly authorised and empowered, to perform its duties and obligations under this Agreement and will do nothing prejudicial to the continuation of such authorisation, licences or approvals;

(b) it is not restricted under the terms of its constitution or in any other manner from borrowing Securities in accordance with this Agreement or from otherwise performing its obligations under this Agreement;

(c) it is absolutely entitled to pass full legal and beneficial ownership of all Collateral provided by it under this Agreement to the Lender free from all liens, charges, equities and encumbrances;

(d) it is acting as principal in respect of this Agreement; and

(e) unless otherwise agreed, it shall in respect of every loan of Securities return to the Lender Equivalent Securities not later than 360 days from the date of delivery by the Lender of the original Securities to the Borrower.

12 Events of Default

12.1 **[Events of Default]** Each of the following events occurring in relation to either Party (the "**Defaulting Party**", the other Party being the "**Non-Defaulting Party**") shall be an Event of Default for the purpose of clause 8:

(a) the Borrower or Lender failing to pay or repay Cash Collateral or deliver or redeliver Collateral or Equivalent Collateral upon the due date, and the Non-Defaulting Party serves written notice on the Defaulting Party;

(b) the Lender or Borrower failing to comply with its obligations under clause 6, and the Non-Defaulting Party serves written notice on the Defaulting Party;

(c) the Borrower failing to comply with clause 4.2 or clause 9.2 and the Non-Defaulting Party serves written notice on the Defaulting Party;

(d) an Act of Insolvency occurring with respect to the Lender or the Borrower and (except in the case of an Act of Insolvency which is the presentation of a petition for winding up or any analogous proceeding or the appointment of a liquidator or analogous officer of the Defaulting Party in which case no such notice shall be required) the Non-Defaulting Party serves written notice on the Defaulting Party;

(e) any representations or warranties made by the Lender or the Borrower being incorrect or untrue in any material respect when made or repeated or deemed to have been made or repeated, and the Non-Defaulting Party serves written notice on the Defaulting Party;

(f) the Lender or the Borrower admitting to the other that it is unable to, or it intends not to, perform any of its obligations hereunder and/or in respect of any loan hereunder, and the Non-Defaulting Party serves written notice on the Defaulting Party;

(g) the Lender (if appropriate) or the Borrower being declared in default by the appropriate authority under the Rules or being suspended or expelled from membership of or participation in any securities exchange or association or other self-regulatory organisation, or suspended from dealing in securities by any government agency, and the Non-Defaulting Party serves written notice on the Defaulting Party;

(h) any of the assets of the Lender or the Borrower or the assets of investors held by or to the order of the Lender or the Borrower being ordered to be transferred to a trustee by a regulatory authority pursuant to any securities regulating legislation and the Non-Defaulting Party serves written notice on the Defaulting Party, or

(i) the Lender or the Borrower failing to perform any other of its obligations hereunder and not remedying such failure within 30 days after the Non-Defaulting Party serves written notice requiring it to remedy such failure, and the Non-Defaulting Party serves a further written notice on the Defaulting Party.

12.2 **[Obligation of each Party to notify its Event of Default]** Each Party shall notify the other if an event occurs which would constitute an Event of Default in relation to it with the giving of notice.

13 Outstanding payments

[Default interest] In the event of either Party failing to remit sums in accordance with this Agreement, such Party hereby undertakes to pay to the other Party upon demand interest (before as well as after judgment) on the net balance due and outstanding, for the period commencing on and inclusive of the original due date for payment to (but excluding) the date of actual payment, in the same currency at a rate per annum equal to the cost (without proof or evidence of any actual cost) to the relevant payee (as certified by it in good faith) if it were to fund or of funding the relevant amount, plus 2% (or other agreed percentage) per annum.

14 Transactions entered into as agent

14.1 **[Agency Transactions]** Subject to the following provisions of this clause, the Lender may enter into loans as agent (in such capacity, the "**Agent**") for a third person (a "**Principal**"), whether as custodian or investment manager or otherwise (a loan so entered into being referred to in this clause as an "**Agency Transaction**").

14.2 **[Conditions for Agency Transactions]** A Lender may enter into an Agency Transaction if, but only if:

(a) it specifies that loan as an Agency Transaction at or before the time when it enters into it;

(b) it enters into that loan on behalf of a single Principal whose identity is disclosed to the Borrower (whether by name or by reference to a code or identifier which the Parties have agreed will be used to refer to a specified Principal) at the time when it enters into the loan or as otherwise agreed between the Parties;

(c) it has at the time when the loan is entered into actual authority to enter into the loan and to perform on behalf of that Principal all of that Principal's obligations under the agreement referred to in clause 14.4(b) below; and

(d) the Borrower has agreed that the Lender may act as Agent in respect of the relevant loan, including as indicated (if at all) in paragraph 8 in Schedule 1.

14.3 **[Undertakings by Lender]** The Lender undertakes that, if it enters as agent into an Agency Transaction, forthwith upon becoming aware:

(a) of any event which constitutes an Act of Insolvency with respect to the relevant Principal; or

(b) of any breach of any of the warranties given in clause 14.5 below or of any event or circumstance which has the result that any such warranty would be untrue if repeated by reference to the current facts,

it will inform the Borrower of that fact and will, if so required by the Borrower, furnish it with such additional information as it may reasonably request.

14.4 **[Consequences of Agency Transaction]**

(a) Each Agency Transaction shall be a transaction between the relevant Principal and the Borrower and no person other than the relevant Principal and the Borrower shall be a party to or have any rights or obligations under an Agency Transaction. Without limiting the foregoing, the Lender shall not be liable as principal for the performance of an Agency Transaction or for breach of any warranty contained in clause 10(d) of this Agreement, but this is without prejudice to any liability of the Lender under any other provision of this clause.

(b) All the provisions of the Agreement shall apply separately as between the Borrower and each Principal for whom the Agent has entered into an Agency Transaction or Agency Transactions as if each such Principal were a party to a separate agreement with the Borrower in all respects identical with this Agreement other than this paragraph and as if the Principal were Lender in respect of that agreement; provided that:

(i) if there occurs in relation to the Agent an Event of Default or an event which would constitute an Event of Default if the Borrower served written notice under any paragraph of clause 12, the Borrower shall be entitled by giving written notice to the Principal (which notice shall be validly given to the Lender in accordance with clause 20) to declare that, by reason of that event, an Event of Default is to be treated as occurring in relation to the Principal. If the Borrower gives such a notice, then an Event of Default shall be treated as occurring in relation to the Principal at the time when the notice is deemed to be given; and

(ii) if the Principal is neither incorporated nor has established a place of business in Australia, the Principal shall for the purposes of the agreement referred to in the preamble in this paragraph (b) be deemed to have appointed as its agent to receive on its behalf service of process in the courts of Australia the Agent, or, if the Agent is neither incorporated nor has established a place of business in Australia, the person appointed by the Agent for the purposes of this Agreement, or such other person as the Principal may from time to time specify in a written notice given to the other party.

(c) The foregoing provisions of this clause do not affect the operation of the Agreement as between the Borrower and the Lender in respect of any transactions into which the Lender may enter on its own account as principal.

14.5 [Warranty by Lender] The Lender warrants to the Borrower that it will, on every occasion on which it enters or purports to enter into a transaction as an Agency Transaction, have been duly authorised to enter into that loan and perform the obligations arising thereunder on behalf of the person whom it specifies as the Principal in respect of that transaction and to perform on behalf of that person all the obligations of that person under the agreement referred to in clause 14.4(b).

15 Termination of course of dealings by notice

Each Party shall have the right to bring the course of dealing contemplated under this Agreement to an end by giving not less than 15 Business Days' notice in writing to the other Party (which notice shall specify the date of termination), subject to an obligation to ensure that all loans which have been entered into but not discharged at the time such notice is given are duly discharged in accordance with this Agreement and with the Rules (if applicable).

16 No reliance on tax or accounting representations by other Party

Each Party acknowledges, represents and warrants to the other that, except as expressly stated in this Agreement or any Confirmation:

(a) it has not relied on any advice, statement, representation or conduct of any kind by or on behalf of the other Party in relation to any tax (including stamp duty) or accounting issues concerning this Agreement or any transactions effected under it; and

(b) it has made its own determination as to the tax (including stamp duty) and accounting consequences and treatment of any transaction effected under this Agreement, including (without limitation) of any moneys paid or received or any property transferred or received in connection with any such transaction.

17 Observance of procedures

Each of the Parties hereto agrees that, in taking any action that may be required in accordance with this Agreement, it shall observe strictly the procedures and timetable applied by the Rules (if and to the extent applicable) and, further, shall observe strictly any agreement (oral or otherwise) as to the time for delivery or redelivery of any money, Securities, Equivalent Securities, Collateral or Equivalent Collateral entered into pursuant to this Agreement.

18 Severance

If any provision of this Agreement is declared by any judicial or other competent authority to be void or otherwise unenforceable, that provision shall be severed from the Agreement and the remaining provisions of this Agreement shall remain in full force and effect. The Agreement shall, however, thereafter be amended by the Parties in such reasonable manner so as to achieve, without illegality, the intention of the Parties with respect to that severed provision.

19 Specific performance

Each Party agrees that, in relation to legal proceedings, it will not seek specific performance of the other Party's obligation to deliver or redeliver Securities, Equivalent Securities, Collateral or Equivalent Collateral, but without prejudice to any other rights it may have.

20 Notices

20.1 [Effectiveness] Any notice or other communication in respect of this Agreement may be given in any manner set forth below (except that a notice or other communication under clause 12 or clause 15 may not be given by facsimile transmission or electronic messaging system) to the address or number or in accordance with the electronic messaging system details provided (see paragraph 6 in Schedule 1) and will be deemed effective as indicated:

(a) if in writing and delivered in person or by courier, on the date it is delivered;

(b) if sent by telex, on the date the recipient's answerback is received;

(c) if sent by facsimile transmission, on the date that transmission is received by a responsible employee of the recipient in legible form (it being agreed that the burden of proving receipt will be on the sender and may be met by a transmission report generated by the sender's facsimile machine);

(d) if sent by certified or registered mail (airmail, if overseas) or the equivalent (return receipt requested), on the date that mail is delivered or its delivery is attempted; or

(e) if sent by electronic messaging system, on the date that electronic message is received,

unless the date of that delivery (or attempted delivery) or the receipt, as applicable, is not a Business Day or that communication is delivered (or attempted) or received, as applicable, after the close of business on a Business Day, in which case that communication shall be deemed given and effective on the first following day that is a Business Day.

20.2 [Change of Address] Either Party may by notice to the other change the address, telex or facsimile number or electronic messaging system details at which notices or other communications are to be given to it.

21 Assignment

Neither Party may assign, transfer or otherwise dispose of all or any of its rights or obligations under this Agreement without the prior written consent of the other Party.

22 Non-Waiver

No failure or delay by either Party to exercise any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege as provided in this Agreement.

23 Time

Time shall be of the essence of the Agreement.

24 Recording

The Parties agree that each may electronically record all telephonic conversations between them.

25 Miscellaneous

25.1 [Entire Agreement] This Agreement constitutes the entire agreement and understanding of the Parties with respect to its subject matter and supersedes all oral communication and prior writings with respect thereto.

25.2 [Amendments] No amendment in respect of this Agreement will be effective unless in writing (including a writing evidenced by a facsimile transmission) and executed by each of the Parties or confirmed by an exchange of telexes or electronic messages on an electronic messaging system.

25.3 [Survival of Obligations] The obligations of the Parties under this Agreement will survive the termination of any transaction.

25.4 [Remedies Cumulative] Except as provided in this Agreement, the rights, powers, remedies and privileges provided in this Agreement are cumulative and not exclusive of any rights, powers, remedies and privileges provided by law.

25.5 [Counterparts] This Agreement (and each amendment in respect of it) may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

25.6 [Expenses] A Defaulting Party will, on demand, indemnify and hold harmless the other Party for and against all reasonable out-of-pocket expenses, including legal fees and stamp duty, incurred by such other Party by reason of the enforcement and protection of its rights under this Agreement or by reason of the early termination of any transaction, including, but not limited to, costs of collection.

26 Definitions

In this Agreement:

Act of Insolvency means in relation to either Party:

(a) its making a general assignment for the benefit of, or entering into a reorganisation, arrangement, or composition with creditors; or

(b) its admitting in writing that it is unable to pay its debts as they become due; or

(c) its seeking, consenting to or acquiescing in the appointment of any trustee, administrator, receiver or liquidator or analogous officer of it or any material part of its property; or

(d) the presentation or filing of a petition in respect of it (other than by the other Party to this Agreement in respect of any obligation under this Agreement) in any court or before any agency alleging or for the bankruptcy, winding-up or insolvency of such Party (or any analogous proceeding) or seeking any reorganisation, arrangement, composition, re-adjustment, administration, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such petition (except in the case of a petition for winding-up or any analogous proceeding in respect of which no such 30 day period shall apply) not having been stayed or dismissed within 30 days of its filing; or

(e) the appointment of a receiver, administrator, liquidator or trustee or analogous officer of such Party over all or any material part of such Party's property; or

(f) the convening of any meeting of its creditors for the purpose of considering a compromise or arrangement within Part 5.1 of the Corporations Law of Australia (or any analogous proceeding).

In this definition:

(g) "liquidator" shall be deemed to include a "provisional liquidator";

(h) "receiver" shall be deemed to include a "receiver and manager";

(i) "administrator" shall be deemed to include an "official manager";

(j) "arrangement" shall be deemed to include a "scheme of arrangement"; and

(k) "creditors" shall be deemed to include "any class of creditors".

Agent has the meaning given in clause 14.

Alternative Collateral means Collateral of a Value equal to the Collateral delivered pursuant to clause 6 and provided by way of substitution for Collateral originally delivered or previously substituted in accordance with the provisions of clause 6.5.

Australian Taxpayer means any person other than:

(a) a Party who is not a resident of Australia for the purposes of the Tax Act (whether that Party is acting as a trustee, nominee or agent or in some other capacity) at the time a Distribution is paid; or

(b) a Party who is acting in the capacity of trustee, nominee or agent for a person who is not a resident of Australia for the purposes of the Tax Act at the time a Distribution is paid.

Bankers Acceptances has the meaning given in paragraph 1.1(d) in Schedule 1.

Base Currency has the meaning given in paragraph 2 in Schedule 1.

Bid Price, in relation to Equivalent Securities or Equivalent Collateral, means the best available bid price thereof on the most appropriate market in a standard size.

Bid Value, subject to clause 8.5, means:

(a) in relation to Equivalent Collateral at a particular time:

(i) in relation to Collateral type (h) (more specifically referred to in paragraph 1.1 in Schedule 1), the Value thereof as calculated in accordance with paragraph 1.2(d) in Schedule 1;

(ii) in relation to all other types of Collateral (more specifically referred to in paragraph 1.1 in Schedule 1), the amount which would be received on a sale of such Collateral at the Bid Price thereof at such time less all costs, fees and expenses that would be incurred in connection with selling or otherwise realising such Equivalent Collateral, calculated on the assumption that the aggregate thereof is the least that could reasonably be expected to be paid in order to carry out such sale or realisation and adding thereto the amount of any interest, dividends, distributions or other amounts paid to the Lender and in respect of which equivalent amounts have not been paid to the Borrower in accordance with clause 6.7 prior to such time in respect of such Equivalent Collateral or the original Collateral held gross of all and any tax deducted or paid in respect thereof; and

(b) in relation to Equivalent Securities at a particular time, the amount which would be received on a sale of such Equivalent Securities at the Bid Price thereof at such time less all costs, fees and expenses that would be incurred in connection therewith, calculated on the assumption that the aggregate thereof is the least that could reasonably be expected to be paid in order to carry out the transaction.

Borrower, in relation to a particular loan of Securities, means the Borrower as referred to in Recital A of this Agreement.

Borrowing Request means a request which may be oral or in writing in such form as is agreed between the Parties (a written example of which comprises Schedule 2 to this Agreement) by the Borrower to the Lender pursuant to clause 2.1 specifying, as necessary:

(a) the description, title and amount of the Securities required by the Borrower;

(b) the description (if other than Australian currency) and amount of any Collateral to be provided;

(c) the proposed Settlement Date;

(d) the duration of such loan (if other than indefinite);

(e) the mode and place of delivery, which shall, where relevant, include the bank, agent, clearing or settlement system and account to which delivery of the Securities and any Collateral is to be made;

(f) the Margin in respect of the transaction (if different from that stated in Schedule 1 or Schedule 3, as appropriate); and

(g) the Fee.

Business Day means a day on which banks and securities markets are open for business generally in each place stated in paragraph 5 in Schedule 1 and, in relation to the delivery or redelivery of any of the following in relation to any loan, in the place(s) where the relevant Securities, Equivalent Securities, Collateral (including Cash Collateral) or Equivalent Collateral are to be delivered.

Cash Collateral means Collateral that takes the form of a deposit of currency.

Close of Business means:

(a) in relation to any borrowing of Securities or redelivery of Equivalent Securities under this Agreement, the final time on a Business Day at which settlement of the transfer of those Securities can take place in order to constitute good delivery on that day; and

(b) in relation to the provision of Collateral or return of Equivalent Collateral or the making of any other payment under this agreement, the time at which trading banks close for general banking business in the place in which payment is to be made or Collateral or Equivalent Collateral is to be delivered or redelivered.

Collateral means such securities or financial instruments or deposits of currency as are referred to in paragraph 1.1 in Schedule 1 or any combination thereof which are delivered by the Borrower to the Lender in accordance with this Agreement and includes the certificates or other documents of title (if any) and transfer in respect of the foregoing (as appropriate), and includes Alternative Collateral.

Confirmation means the Borrowing Request, as it may be amended pursuant to clause 2.2, or other confirming evidence exchanged between the Parties confirming the terms of a transaction.

Defaulting Party has the meaning given in clause 12.

Distribution has the meaning given to that term in section 995-1(1) of the 1997 Tax Act.

Distribution Statement means a statement given in accordance with section 202-80 (as it may be finally amended under section 202-85) of the 1997 Tax Act.

Equivalent Collateral or **Collateral equivalent** to, in relation to any Collateral provided under this Agreement, means securities, cash or other property, as the case may be, of an identical type, nominal value, description and amount to particular Collateral so provided and shall include the certificates or other documents of title (if any) and transfer in respect of the foregoing (as appropriate). If and to the extent that such Collateral consists of securities that are partly paid or have been converted, subdivided, consolidated, redeemed, made the subject of a takeover, capitalisation issue, rights issue or event similar to any of the foregoing, the expression shall have the following meaning:

(a) in the case of conversion, subdivision or consolidation the securities into which the relevant Collateral has been converted, subdivided or consolidated provided that, if appropriate, notice has been given in accordance with clause 4.2(b);

(b) in the case of redemption, a sum of money equivalent to the proceeds of the redemption;

(c) in the case of a takeover, a sum of money or securities, being the consideration or alternative consideration of which the Borrower has given notice to the Lender in accordance with clause 4.2(b);

(d) in the case of a call on partly paid securities, the paid-up securities provided that the Borrower shall have paid to the Lender an amount of money equal to the sum due in respect of the call;

(e) in the case of a capitalisation issue, the relevant Collateral together with the securities allotted by way of a bonus thereon;

(f) in the case of a rights issue, the relevant Collateral together with the securities allotted thereon, provided that the Borrower has given notice to the Lender in accordance with clause 4.2(b), and has paid to the Lender all and any sums due in respect thereof;

(g) in the event that a payment or delivery of Income is made in respect of the relevant Collateral in the form of securities or a certificate which may at a future date be exchanged for securities or in the event of an option to take Income in the form of securities or a certificate which may at a future date be exchanged for securities, and notice has been given to the Lender in accordance with clause 4.2(b), the relevant Collateral together with securities or a certificate equivalent to those allotted; and

(h) in the case of any event similar to any of the foregoing, the relevant Collateral together with or replaced by a sum of money or securities equivalent to that received in respect of such Collateral resulting from such event.

For the avoidance of doubt, in the case of Bankers' Acceptances (Collateral type (d)), Equivalent Collateral must bear dates, acceptances and endorsements (if any) by the same entities as the bill to which it is intended to be equivalent and, for the purposes of this definition, securities are equivalent to other securities where they are of an identical type, nominal value, description and amount and such term shall include the certificate and other documents of or evidencing title and transfer in respect of the foregoing (as appropriate).

Equivalent Securities means securities of an identical type, nominal value, description and amount to particular Securities borrowed and such term shall include the certificate and other documents of or evidencing title and transfer in respect of the foregoing (if appropriate). If and to the extent that such Securities are partly paid or have been converted, subdivided, consolidated, redeemed, made the subject of a takeover, capitalisation issue, rights issue or event similar to any of the foregoing, the expression shall have the following meaning:

(a) in the case of conversion, subdivision or consolidation the securities into which the borrowed Securities have been converted, subdivided or consolidated **provided** that if appropriate, notice has been given in accordance with clause 4.2(b);

(b) in the case of redemption, a sum of money equivalent to the proceeds of the redemption;

(c) in the case of a takeover, a sum of money or securities, being the consideration or alternative consideration of which the Lender has given notice to the Borrower in accordance with clause 4.2(b);

(d) in the case of a call on partly paid securities, the paid-up securities **provided** that the Lender shall have paid to the Borrower an amount of money equal to the sum due in respect of the call;

(e) in the case of a capitalisation issue, the borrowed Securities together with the securities allotted by way of a bonus thereon;

(f) in the case of a rights issue, the borrowed Securities together with the securities allotted thereon, **provided** that the Lender has given notice to the Borrower in accordance with clause 4.2(b), and has paid to the Borrower all and any sums due in respect thereof;

(g) in the event that a payment or delivery of Income is made in respect of the borrowed Securities in the form of securities or a certificate which may at a future date be exchanged for securities or in the event of an option to take Income in the form of securities or a certificate which may at a future date be exchanged for securities, and notice has been given to the Borrower in accordance with clause 4.2(b), the borrowed Securities together with securities or a certificate equivalent to those allotted; and

(h) in the case of any event similar to any of the foregoing, the borrowed Securities together with or replaced by a sum of money or securities equivalent to that received in respect of such borrowed Securities resulting from such event.

For the purposes of this definition, securities are equivalent to other securities where they are of an identical type, nominal value, description and amount and such term shall include the certificate and other documents of or evidencing title and transfer in respect of the foregoing (as appropriate).

Event of Default has the meaning given in clause 12.

Fee, in respect of a transaction, means the fee payable by one Party to the other in respect of that transaction under clause 5.

Franked Distribution has the meaning given to that term in section 995-1(1) of the 1997 Tax Act.

Franking Credit has the meaning given to that term in section 995-1(1) of the 1997 Tax Act.

Imputation Benefits has the meaning given to that term in section 204-30(6) (other than paragraph (d) thereof) of the 1997 Tax Act.

Imputation System has the meaning given to that term in section 995-1(1) of the 1997 Tax Act.

Income means any dividends, interest or other distributions of any kind whatsoever with respect to any Securities or Collateral.

Income Determination Period, in relation to a particular loan of Securities, means:

(a) in relation to the Securities, the period commencing when the Securities cease to be registered in the name of the Lender (or the relevant transferor) upon or before delivery of those Securities under clause 3 and ending when Equivalent Securities are registered in the name of the Lender (or the relevant transferee) upon or following redelivery of those Equivalent Securities under clause 7.1; and

(b) in relation to Collateral (other than Cash Collateral), the period commencing when the Collateral ceases to be registered in the name of the Borrower (or the relevant transferor) upon or before delivery of that Collateral under clause 6.1 and ending when Equivalent Collateral is registered in the name of the Borrower (or the relevant transferee) upon or following redelivery of that Equivalent Collateral under clause 6.6.

Income Payment Date, in relation to any Securities or Collateral, means the date on which Income is paid in respect of such Securities or Collateral, or, in the case of registered Securities or Collateral, the date by reference to which particular registered holders are identified as being entitled to payment of Income.

Lender, in relation to a particular loan of Securities, means the Lender as referred to in Recital A of this Agreement.

Margin has the meaning in paragraph 1.3 in Schedule 1.

Nominee means an agent or a nominee appointed by either Party to accept delivery of, hold or deliver Securities, Equivalent Securities, Collateral and/or Equivalent Collateral on its behalf whose appointment has been notified to the other Party.

Non-Defaulting Party has the meaning given in clause 12.

Offer Price, in relation to Equivalent Securities or Equivalent Collateral, means the best available offer price thereof on the most appropriate market in a standard size.

Offer Value, subject to clause 8.5, means:

(a) in relation to Collateral equivalent to Collateral type (h) (more specifically referred to in paragraph 1.1 in Schedule 1), the Value thereof as calculated in accordance with paragraph 1.2(d) in Schedule 1; and

(b) in relation to Equivalent Securities or Collateral equivalent to all other types of Collateral (more specifically referred to in paragraph 1.1 in Schedule 1), the amount it would cost to buy such Equivalent Securities or Equivalent Collateral at the Offer Price thereof at such time plus all costs, fees and expenses that would be incurred in connection therewith, calculated on the assumption that the aggregate thereof is the least that could reasonably be expected to be paid in order to carry out the transaction.

Paid, in relation to a Distribution, includes credited, distributed or issued and like terms are to be construed accordingly.

Parties means the Lender and the Borrower and **Party** shall be construed accordingly.

Performance Date has the meaning given in clause 8.

Posted Collateral has the meaning given in clause 6.2(a)(i).

Principal has the meaning given in clause 14.

Reference Price means:

(a) in relation to the valuation of Securities, Equivalent Securities, Collateral and/or Collateral equivalent to type (g) or (i) (more specifically referred to in paragraph 1.1 in Schedule 1), such price as is equal to the mid market quotation of such Securities, Equivalent Securities, Collateral and/or Equivalent Collateral as derived from a reputable pricing information service (such as the services provided by SEATS, Bloomberg or Reuters) reasonably chosen in good faith by the Lender or if unavailable the market value thereof as derived from the prices or rates bid by a reputable dealer for the relevant instrument reasonably chosen in good faith by the Lender, in each case at Close of Business on the previous Business Day; and

(b) in relation to the valuation of Securities, Equivalent Securities, Collateral and/or Collateral equivalent to Collateral types (b)-(f) (more specifically referred to in paragraph 1.1 in Schedule 1), the market value thereof as derived from the prices or rates bid by a market maker or reputable dealer for the relevant instrument reasonably chosen by the Lender in good faith or, in the absence of such a bid, the average of the rates bid by two leading market makers reasonably chosen in good faith by the Lender in each case at Close of Business on the previous Business Day.

Relevant Payment Date has the meaning given in clause 4.2(a).

Required Collateral Value has the meaning given in clause 6.3.

Rules means the rules for the time being of the Stock Exchange (where either Party is a member of the Stock Exchange) and/or any other regulatory authority whose rules and regulations shall from time to time affect the activities of the Parties pursuant to this Agreement (provided that in an Event of Default, where either Party is a member of the Stock Exchange, the Rules and Regulations of the Stock Exchange shall prevail).

Securities means "eligible securities" within the meaning of section 26BC(1) of the 1936 Tax Act which the Borrower is entitled to borrow from the Lender in accordance with the Rules and which may be or are the subject of a loan or provided as Collateral pursuant to this Agreement and such term shall include the certificates or other documents of title (if any) in respect of the foregoing.

Settlement Date means the date upon which Securities are or are to be transferred to the Borrower in accordance with this Agreement.

Standard Settlement Time in relation to a Security means the period of time within which transactions in such Securities are customarily required to be settled.

Stock Exchange means the Australian Stock Exchange Limited.

Tax Act includes:

(a) the Income Tax Assessment Act 1936 (the "**1936 Tax Act**");

(b) the Income Tax Assessment Act 1997 (the "**1997 Tax Act**"); and

(c) Schedule 1 to the Taxation Administration Act 1953.

Transfer means:

(a) in relation to Cash, payment or delivery by wire transfer into one or more bank accounts;

(b) in relation to certificated securities that cannot, or which the Parties have agreed will not, be paid or delivered by book-entry, payment or delivery in appropriate physical form to the recipient or its account accompanied by any duly executed instruments of transfer, assignments in blank, transfer tax stamps and any other documents necessary to constitute a valid and legally effective transfer to the recipient;

(c) in relation to securities that must, or which the Parties have agreed will, be paid or delivered by book-entry, initiating the Transfer by the giving of written instructions (including instructions given by telephone, facsimile transmission, telex, e-mail or message generated by an electronic messaging system or otherwise) to the relevant depository institution or other entity specified by the recipient, together with a written copy thereof to the recipient, sufficient if complied with to result in a valid and legally effective transfer of the relevant interest to the recipient.

Transfer of Distribution Statement, in relation to Distributions, means a properly completed document in the form, or substantially in the form, of Appendix 6.27 to the Rules or a properly completed statement in another form which is acceptable for the purposes of section 216-30 of the 1997 Tax Act.

Transferring Party means the Party making or effecting a Transfer to the other Party.

Value at any particular time means, in relation to Securities and Equivalent Securities, the Reference Price thereof then current and in respect of Collateral and/or Equivalent Collateral such worth as determined in accordance with paragraph 1.2 in Schedule 1.

27 Governing Law and Jurisdiction

27.1 **[Governing law]** This Agreement is governed by, and shall be construed in accordance with, the law in force in New South Wales, Australia.

27.2 **[Consent to jurisdiction]** Each Party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales in respect of any dispute in connection with this Agreement.

EXECUTED as an agreement

Schedule 1 Particulars

1 COLLATERAL *(see definition in clause 26, and also clause 6)*

1.1 Types *(see definition of "Collateral" in clause 26)*

Collateral acceptable under this Agreement may include the following or otherwise, as agreed between the Parties from time to time, whether transferable by hand or within a depositary:

(a) Cash;

(b) Australian Government Inscribed Stock;

(c) Australian, State or Territory Government stock, bonds or promissory notes (including those issued by any central borrowing authority such as Treasury Corporation of New South Wales);

(d) Bills of exchange accepted by any bank carrying on business in Australia ("Bankers Acceptances") with an S&P rating of A1+ or a Moody's rating of P1;

(e) Promissory notes issued by any such bank;

(f) Negotiable Certificates of Deposit issued by any such bank;

(g) Corporate bonds in registrable form;

(h) Irrevocable Standby Letters of Credit issued or confirmed by any such bank; and

(i) At the discretion of the Lender, Equity Securities listed on the Australian Stock Exchange and included in the S&P/ASX 200 Index.

1.2 Valuation of Collateral *(see definition of "Value" in clause 26 and clause 6.2)*

Collateral provided in accordance with this Agreement shall be evaluated by reference to the following, or by such means as the Parties may from time to time agree:

(a) in respect of Collateral type (a), the amount thereof in, or converted into, the Base Currency;

(b) in respect of Collateral type (b), the value calculated by reference to the middle market price of each stock as determined daily by the Reserve Bank of Australia, adjusted to include the accumulated interest thereon;

(c) in respect of Collateral types (c) to (g) and (i), the Reference Price thereof;

(d) in respect of Collateral type (h), the value specified therein.

1.3 Margin *(see definition in clause 26 and clause 6.3)*

The Value of any Collateral delivered, or to be delivered, pursuant to clause 6 by the Borrower to the Lender under the terms and conditions of this Agreement shall on each Business Day represent not less than the Value of the borrowed Securities together with the following additional percentages, hereinbefore referred to as (the "Margin"), unless otherwise agreed between the Parties:

(a) in the case of Collateral type (a): 5%; or

(b) in the case of Collateral types (b) to (f) and (h): 5% (except that, for Negotiable Certificates of Deposit, the Margin shall be the accumulated interest thereon); or

(c) in the case of Collateral type (g): 5%; or

(d) in the case of Collateral type (i): such amount as is notified by the Lender to the Borrower and, in the event no amount is notified, then 10%.

If the Value of the borrowed Securities includes any margin over the mid market price of the borrowed Securities, this shall be taken into account in determining the Margin applicable.

1.4 **Basis of Margin Maintenance** *(see clause 6.4)*

Minimum period after demand for transferring Collateral or Equivalent Collateral other than Letters of Credit:

(a) if a request is received prior to 11am EST (on a Sydney Business Day), then prior to close of business on the day the request is received;

(b) if the request is received after 11am EST, then prior to 11am the following Sydney Business Day;

(c) minimum period after demand for transferring Letter of Credit: within two Business Days."

1.5 **Minimum adjustments** *(see clauses 6.2(a)(ii) and (iii))*

(a) The Lender may not demand that further Collateral be provided by the Borrower if the aggregate deficiency calculated in accordance with clause 6.2 is less than the lesser of:

(i) $50,000; and

(ii) 2% of the Value of the Required Collateral Value.

(b) The Borrower may not demand the return of Collateral provided to the Lender if the Borrower has committed an Event of Default in respect of any transaction or if the aggregate excess calculated in accordance with clause 6.2 is less than the lesser of:

(i) $50,000; and

(ii) 2% of the Required Collateral Value.

2 **BASE CURRENCY** *(see definition in clause 26 and clause 1.6)*

The Base Currency applicable to this Agreement is Australian Dollars.

3 **LENDER'S WARRANTIES** *(see clause 10(d))*

Clause 10(d) shall not apply to either party.

4 **VOTING** *(see clause 4.3)*

Clause 4.3 does not apply.

5 **PLACE OF BUSINESS** *(see definition of "Business Day" in clause 26)*

Sydney.

6 ADDRESS FOR NOTICES AND STATUS OF PARTIES *(see clause 20.1)*

6.1 Address for notices or communications to:

DEUTSCHE SECURITIES AUSTRALIA LIMITED

Address:	Level 16, Cnr Hunter and Phillip Streets Sydney NSW 2000
Attention:	Head of Stock Lending
Facsimile No:	(02) 8258 1400
Telephone No:	(02) 8258 1699

Electronic Messaging System Details: not applicable

which is an Australian Taxpayer.

6.2 Address for notices or communications to:

NATIONAL AUSTRALIA BANK LIMITED:

Address:	Level 21 500 Bourke Street Melbourne Victoria 3000
Attention:	Mr. Rob Richards
Facsimile No:	(61) 1300 851 032
Telephone No:	(613) 8641 1905

Electronic Messaging System Details: Rob.Richards@nab.com.au

which is an Australian Taxpayer.

7 COMPENSATION FOR LOSS OF IMPUTATION BENEFITS *(see clause 9.2)*

Is required by both parties unless stated otherwise in a Confirmation or if a Party is not an Australian Taxpayer, as such a Party is not entitled to compensation in any event.

8 [Substituted in November 2003]

8 AGENCY *(see clause 14.2(d))*

Clause 14 may apply to Deutsche Securities Australia Limited: No

Clause 14 may apply to National Australia Bank Limited: No

Schedule 2 Specimen Form of Borrowing Request (see clause 2.1 and definition of "Borrowing Request" in clause 26)

To: [Name and Address of Lender]

This is a Borrowing Request under the Master Securities Lending Agreement between us dated # (the "**Agreement**")

1 We wish to make the following borrowing of Securities:

(a)	**Description of Securities:**	# [eg "fully paid ordinary shares in # "]
(b)	**Amount of Securities:**	# [eg "1 million"]
(c)	**Proposed Settlement Date of Borrowing:**	# [eg "today"]
(d)	**Time, Mode and Place of Delivery of Securities, including (as appropriate) settlement system and account to which delivery is to be made:**	# [eg "to the account of #, HIN #, in CHESS"]
(e)	**Duration of Loan:**	No longer than eleven months and 20 days after the Borrowed Securities are delivered under this Borrowing Request.
(f)	**Type of Collateral:**	# [eg "Cash"]
(g)	**Time, Mode and Place of Delivery of Collateral:**	# [eg "dvp on CHESS"]
(h)	**Rates (see clause 5.1 of the Agreement):**	#[eg (a) " #% per annum on the Cash Collateral", or (b) "# % per annum on the daily value of the Borrowed Securities" as appropriate].

2 Please confirm your acceptance of this Borrowing Request by return fax.

Dated: #

____

For and on behalf of [Name of Borrower]

____

Signature of Authorised Representative

____

Name and title of Authorised Representative

Schedule 3 Supplementary Terms and Conditions (if any)

This Schedule forms part of and amends the Master Securities Lending Agreement (including Schedule 1) to which it is a Schedule, as follows:

1. Clause 4.2(b). For the purposes of this paragraph (b), a reasonable time is not less than the Standard Settlement Time for such Securities or Collateral.
2. A new clause 4.4 is added as follows:

   "Where Securities are subject to a loan under this Agreement and those Securities are or become the subject of a dividend reinvestment plan, the Borrower will, if instructed by the Lender, take all necessary action to reinvest any dividend in accordance with that plan so that the Securities so acquired are added to the Securities the subject of the loan under this Agreement;

   Where the above requirements may not otherwise be met, without limiting the Lender's rights under this Agreement, the Lender may recall the loan in sufficient time for the requirements to be able to be met."
3. A new clause 4.5 is added as follows:

   "The Borrower must take reasonable action to protect Corporate Action entitlements of the Lender in accordance with the reasonable instructions of the Lender.

   Where the above requirements may not otherwise be met, without limiting the Lender's rights under this Agreement, the Lender may recall the loan in sufficient time to be able to protect its entitlements";
4. Clause 6.6(b). Replace the second sentence as follows:

   "Property in and title to the Equivalent Collateral redelivered by the Lender through a book entry transfer system shall not pass to the Borrower until the Securities due for redelivery by the Borrower have been received by the Lender. This provision shall (except to the extent that the same cannot be overridden) override the regulations or other provisions governing the book entry transfer system".
5. A new clause 6.13 is added as follows:

   "National Australia Bank Limited (*NAB*) undertakes for the benefit of Deutsche Securities Australia Limited that Equity Securities delivered to NAB as Collateral under Clause 6 will be held at all times in a segregated Equity Securities collateral account and not used to facilitate short selling or stock lending."
6. In clause 12.1(a), the words ",Equivalent Securities" are added after "redeliver Collateral".
7. In clause 12.1(b), the words "or clause 7" are added after "clause 6".
8. Clause 26. The definition of:

   (a) "Act of Insolvency" is amended by replacing the words "Corporations Law of Australia" in sub clause (l) with the words "Corporations Act 2001 (Cwlth)".

   (b) The definition of "Close of Business" is amended by replacing the word "agreement" in sub clause (b) with the word "Agreement".

   (c) The following additional definition is inserted:

""Corporate Action" means, without limitation, the making, declaration, payment, issue, offering or announcement of any interest or other income as well as any bonus securities, rights to acquire further securities, options or other entitlements whatsoever and also any meeting of any sort and any conversions, subdivisions, consolidations, redemptions, maturities, takeovers, pre-emptions, options or other rights in respect of Securities and/or Equivalent Securities by their issuer."

(d) The definition of "Reference Price" is deleted and replaced with the following:

"Reference Price means the price of such security as published by a recognised and generally well-respected pricing information service from time to time, together with any accrued but unpaid interest or other income, if any, to the extent not included in the price quote so obtained."

9. **Schedule 1.**

(a) The parties agree that despite any provisions in the Agreement to the contrary, Collateral of the type described in Schedule 1.1(d), (e) and (f) are not acceptable collateral; and

(b) 1.1(i) is amended by replacing "ASX200" with "ASX100".

10. **Schedule 2.** Clause 1(e) and (h) of Schedule 2 is amended by deleting the word "Borrowed" and replacing it with the word "borrowed".

11. **Replacement.** This Agreement constitutes an amendment and restatement of the Australian Master Securities Lending Agreement dated as of 8th February 2001 between Deutsche Securities Australia Limited and National Australia Bank Limited (the "Old Agreement"). With effect from the date of this Agreement:

(a) this Agreement shall govern the rights and obligations of the parties in connection with all transactions (howsoever defined) entered into under the Old Agreement; and

(b) the terms of the Old Agreement shall be deemed to be superseded and of no further force or effect.

All confirmations referring to and forming a part of the Old Agreement shall, with effect from the date of this Agreement, be deemed to refer to and form part of this Agreement and each will constitute a Confirmation under this Agreement and evidence a transaction as defined by this Agreement. The terms "this Agreement", "Agreement", "herein", "hereinafter", "hereof", "hereto", and other words of similar import shall mean this Agreement, unless the context otherwise specifically requires.

Execution page

SIGNED by
DEUTSCHE SECURITIES AUSTRALIA LIMITED
in the presence of:

Signature of witness

BROOKE MORRIS

Name of witness (block letters)

DB Place, Sydney

Address of witness

Assistant

Occupation of witness

Signature of Russell Deal
Attorney

Signature of Vic Jokovic
Attorney.

EXECUTED on behalf of the
NATIONAL AUSTRALIA BANK LIMITED
ABN 12 004 044 937
by its Attorney
MARTIN RUDWICK
who holds the position of Level 2 Attorney under Power of Attorney dated 1st March 2007 in the presence of:

Signature of Witness

Karen Leong

Name of Witness

21/500 Bourke Street, Melbourne, Vic 3000

Address of Witness

Manager, Documentation

Occupation of Witness

Signature of Attorney
Head of Business Services